      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 6, 1996


                                                       REGISTRATION NO. 333-4424
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        IDEC PHARMACEUTICALS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

                    CALIFORNIA                                         33-0112644
          (STATE OR OTHER JURISDICTION OF                           (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NUMBER)

                              11011 TORREYANA ROAD
                              SAN DIEGO, CA 92121
                                 (619) 550-8500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                          WILLIAM H. RASTETTER, PH.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        IDEC PHARMACEUTICALS CORPORATION
                              11011 TORREYANA ROAD
                              SAN DIEGO, CA 92121
                                 (619) 550-8500
  (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

            J. STEPHAN DOLEZALEK, ESQ.                       ROBERT V. GUNDERSON, JR., ESQ.
               FAYE H. RUSSELL, ESQ.                             JAY K. HACHIGIAN, ESQ.
         BROBECK, PHLEGER & HARRISON, LLP                  GUNDERSON DETTMER STOUGH VILLENEUVE
               TWO EMBARCADERO PLACE                            FRANKLIN & HACHIGIAN, LLP
                  2200 GENG ROAD                              600 HANSEN WAY, SECOND FLOOR
            PALO ALTO, CALIFORNIA 94303                            PALO ALTO, CA 94304
                  (415) 424-0160                                     (415) 843-0500

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / / __________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES
     MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY
     NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)


Issued June 6, 1996


                                1,500,000 Shares
                                      LOGO

                                  COMMON STOCK
                            ------------------------
ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. THE COMMON STOCK OF THE COMPANY IS QUOTED ON THE NASDAQ NATIONAL
          MARKET UNDER THE SYMBOL "IDPH." ON MAY 20, 1996, THE
          REPORTED LAST SALE PRICE OF THE COMMON STOCK ON
                     THE NASDAQ NATIONAL MARKET WAS $30 1/8
                     PER SHARE.

                            ------------------------

THE OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
         BEGINNING ON PAGE 6 FOR INFORMATION THAT SHOULD BE
                   CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
            CRIMINAL OFFENSE.
                            ------------------------

                           PRICE $            A SHARE
                            ------------------------

                                                              UNDERWRITING
                                             PRICE TO           DISCOUNTS            PROCEEDS TO
                                              PUBLIC       AND COMMISSIONS(1)        COMPANY(2)
                                         ----------------  -------------------  ---------------------
Per Share............................           $                   $                     $
Total(3).............................           $                   $                     $

- ------------

    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
    (2) Before deducting expenses payable by the Company estimated at $275,000.
    (3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 225,000 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be
        $        , $        and $        , respectively. See "Underwriters."

                            ------------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to the approval of certain legal matters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel for the Underwriters. It is expected that delivery of the Shares will be
made on or about               , 1996 at the offices of Morgan Stanley & Co.
Incorporated, New York, N.Y., against payment therefor in same day funds.
                            ------------------------

MORGAN STANLEY & CO.                                       PUNK, ZIEGEL & KNOELL
            Incorporated
June   , 1996

     NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Prospectus Summary.........................    3
Risk Factors...............................    6
Use of Proceeds............................   13
Common Stock Price Range and Dividends.....   13
Capitalization.............................   14
Dilution...................................   15
Selected Consolidated Financial Data.......   16
Management's Discussion and Analysis of
  Financial Condition and Results
  of Operations............................   17

                                             PAGE
                                             ----
Business...................................   21
Management.................................   38
Principal Shareholders.....................   41
Description of Capital Stock...............   43
Underwriters...............................   46
Legal Matters..............................   47
Experts....................................   47
Available Information......................   47
Index to Consolidated Financial
  Statements...............................  F-1

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents or portions of documents filed by the Company (File No. 0-19311) with the Commission are incorporated herein by reference: (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (b) Form 10-K/A for the fiscal year ended December 31, 1995; (c) Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; (d) Form 10-Q/A for the quarter ended March 31, 1996; (e) Current Report on Form 8-K dated May 21, 1996; and (f) the description of the Company's Common Stock which is contained in its Registration Statement on Form 8-A filed under the Exchange Act on May 24, 1991, including any amendments or reports filed for the purpose of updating such description.


     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated by reference herein shall be deemed modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to Secretary, IDEC Pharmaceuticals Corporation, at the Company's executive offices located at 11011 Torreyana Road, San Diego, CA 92121; (619) 550-8500.
                            ------------------------

     IDEC Pharmaceuticals(R), the Company's stylized logo and PRIMATIZED(R) are registered United States trademarks of the Company and PROVAX(TM) is a trademark of the Company.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZATION, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Unless the context otherwise requires, references in this Prospectus to "IDEC Pharmaceuticals" and the "Company" shall refer to IDEC Pharmaceuticals Corporation and its wholly owned subsidiary IDEC Seiyaku, a Japanese corporation. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

     IDEC Pharmaceuticals Corporation ("IDEC Pharmaceuticals" or the "Company") is a biopharmaceutical company developing products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The Company is currently focused on non-Hodgkin's B-cell lymphomas, which afflict approximately 225,000 patients in the United States, and rheumatoid arthritis, which afflicts approximately 2 million people in the United States. The Company's two antibody products for treatment of non-Hodgkin's B-cell lymphomas are being developed in collaboration with Genentech, Inc. ("Genentech") in the United States, Genentech's affiliate F. Hoffmann-LaRoche Ltd. ("Hoffmann-LaRoche") worldwide except the United States and Japan and Zenyaku Kogyo, Ltd. ("Zenyaku") in Japan. The Company's lead PRIMATIZED antibody product for the treatment of rheumatoid arthritis is being developed worldwide in collaboration with SmithKline Beecham, p.l.c. ("SmithKline Beecham"). IDEC Pharmaceuticals has seven additional product candidates in various stages of development.

     The Company's lead cancer product, IDEC-C2B8, is a pan-B antibody genetically engineered to harness the patient's own immune system for the treatment of non-Hodgkin's B-cell lymphomas. The Company has completed enrollment in a Phase III clinical trial of IDEC-C2B8 as a single agent. In May 1996, the Company announced preliminary results on the first 48 evaluable patients (out of 166 patients enrolled) in its Phase III trial which confirmed the response rate and safety profile seen in clinical trials to date. Specifically, of the first 48 evaluable patients, 23 responded to treatment with IDEC-C2B8, for an overall response rate of 47.9%. Six of these responses were complete responses (12.5%) and 17 were partial responses (35.4%). In these clinical trials, IDEC-C2B8 as a single agent has shown response rates that are equivalent to or greater than those produced by single agent chemotherapies, yet patients have suffered neither the bone marrow damage nor the range and severity of other toxicities associated with conventional cancer treatments. Furthermore, treatment with IDEC-C2B8 can be completed in a matter of weeks rather than over several months, which is typical of chemotherapy. In a Phase I/II clinical trial of IDEC-C2B8 involving 34 evaluable patients with relapsed disease, 17 patients (50%) experienced a complete or partial response (i.e., tumor shrinkage of 50% or greater) and five of these patients had tumor remissions lasting for more than 20 months, three of which are ongoing. The Company is also conducting a 40-patient Phase II trial of IDEC-C2B8 administered in combination with conventional chemotherapy. An interim analysis of the first 29 evaluable patients showed that all patients had experienced a complete or partial response, of which 28 have ongoing remissions of six to 22 months.

     The second cancer product under development with Genentech, IDEC-Y2B8, is an antibody linked to an yttrium radioisotope, a source of radiation suitable for outpatient radiotherapy, and is designed to provide a targeted, injectable treatment for non-Hodgkin's B-cell lymphomas. IDEC-Y2B8 is used in conjunction with IDEC-In2B8, which provides tumor imaging and dosing information prior to therapeutic administration of IDEC-Y2B8. The Company completed a Phase I study of IDEC-Y2B8 in 14 patients in early 1995; 64% of these patients experienced complete or partial responses following a single dose of IDEC-Y2B8. Single doses of IDEC-Y2B8 showed clinical activity comparable to that of intensive, multiple dose, salvage chemotherapy and provided response durations exceeding those of the patients' most recent chemotherapy. During 1996, the Company and Genentech plan to initiate a Phase I/II study with IDEC-Y2B8 using a kit that simplifies product administration.

     Patient treatment has been completed in a Phase II randomized, placebo-controlled, double-blinded clinical trial of the Company's lead PRIMATIZED antibody product, IDEC-CE9.1, for the treatment of rheumatoid arthritis. PRIMATIZED antibodies are proprietary, genetically-engineered, monoclonal antibodies assembled from portions of monkey and human antibodies designed to avoid adverse immune reactions and are intended for use in the long-term management of chronic autoimmune diseases such as rheumatoid arthritis. In a Phase I/II clinical trial in patients with moderate to severe rheumatoid arthritis, 20 of 40 patients treated with IDEC-CE9.1 experienced clinically significant reductions of their rheumatoid arthritis symptoms. These results were obtained without infusion-related or serious therapy-related adverse effects, or diminution of therapeutic response following repeat administration. Currently clinical development of this product is being conducted by the Company's partner, SmithKline Beecham, which also has begun Phase II clinical trials for a second indication, severe asthma. The Company has extended its PRIMATIZED technology to other research and development collaborations with Mitsubishi Chemical Corporation ("Mitsubishi"), Seikagaku Corporation ("Seikagaku") and Eisai Co., Ltd. ("Eisai") directed at the development of additional proprietary products for treatment of autoimmune or inflammatory diseases.

     The Company has manufactured supplies of each of the antibodies used in its clinical programs and expects to meet early commercial demand for IDEC-C2B8 from its existing manufacturing facility. The Company's manufacturing process employs a proprietary technology involving a gene expression system that allows the efficient production of proteins at yields that may be significantly higher than current, competing cell-culture methods. During 1996, the Company will manufacture IDEC-C2B8, IDEC-Y2B8, IDEC-In2B8 and other product candidates for clinical trials and has provided production or process development services to several biopharmaceutical and pharmaceutical companies on a contract basis, including Pharmacia & Upjohn, Inc. ("Pharmacia & Upjohn") and OraVax, Inc. ("OraVax"). Additionally, the Company is performing contract cell-line development for Hoffmann-La Roche, Pharmacia & Upjohn and Biogen, Inc. ("Biogen") and has licensed its gene-expression technology to Genentech and Chugai Pharmaceutical Co., Ltd. ("Chugai").

     The Company's strategy is to capitalize on its specialized antibody development strengths by addressing serious and inadequately managed indications in immune system cancers and autoimmune and inflammatory diseases by: (i) developing products that target immune system cells and exert their therapeutic activity in a selective and relatively non-toxic manner; (ii) leveraging its technology platform to a number of disease indications representing significant unmet medical needs; (iii) utilizing its high-yield, proprietary, mammalian cell expression technology to become a world-class biologics manufacturer; (iv) establishing strategic alliances to cover pre-clinical and clinical development costs while retaining substantial North American marketing rights; and (v) focusing the Company's products on cost-effective long-term management of disease.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the discussion of risk factors on pages 6 to 12 of this Prospectus should be considered carefully in evaluating an investment in the Common Stock. The risks of investing in the Common Stock include the following factors: "Uncertainties Associated with Clinical Trials;" "Reliance on Third Party Development and Marketing Efforts;" "Lengthy Regulatory Process; No Assurance of Regulatory Approvals;" "Additional Financing Requirements and Uncertain Access to Capital Markets;" "Limited Manufacturing Experience;" "Patents and Proprietary Rights;" "Dependence on Key Personnel;" "Rapid Technological Change and Substantial Competition;" "Limited Sales and Marketing Experience;" "History of Operating Losses; Accumulated Deficit;" "Possible Volatility of Stock Price;" "Uncertainties Regarding Health Care Reimbursement and Reform;" "Product Liability Exposure;" "Dilution;" "Effect of Certain Charter Provisions; Antitakeover Effects of Articles of Incorporation, California Law and Certain Agreements;" and "Environmental Concerns."

                                  THE OFFERING

Common Stock offered.............................  1,500,000 shares(1)
Common Stock to be outstanding after the
  offering.......................................  16,771,261 shares(1)(2)
Use of proceeds..................................  Primarily to fund the establishment of a marketing and sales infrastructure, to
                                                   fund detailed engineering studies for
                                                   expansion of manufacturing capacity, to
                                                   secure additional office, laboratory and
                                                   warehouse facilities, to provide working
                                                   capital for the product launch of
                                                   IDEC-C2B8, if approved, and for general
                                                   corporate purposes. See "Use of Proceeds."
Nasdaq National Market symbol....................  IDPH

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                                THREE MONTHS
                                                     YEAR ENDED DECEMBER 31,                  ENDED MARCH 31,
                                       ---------------------------------------------------   ------------------
                                        1991       1992       1993       1994       1995       1995      1996
                                       -------   --------   --------   --------   --------   --------   -------
                                                          (IN THOUSANDS, EXCEPT SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues:
  Contract research revenue..........  $ 5,233   $  3,212   $  4,329   $  5,143   $ 12,136   $  3,347   $ 2,936
  License fees.......................    1,000      2,000      8,385      2,300     11,500      5,000     7,000
                                       -------   --------   --------   --------   --------   --------   -------
      Total revenues.................    6,233      5,212     12,714      7,443     23,636      8,347     9,936
Total operating expenses(3)..........   13,139     20,715     22,985     25,959     40,037     18,630     7,495
Net income (loss)....................  $(5,780)  $(12,704)  $ (8,882)  $(18,031)  $(17,292)  $(10,424)  $ 1,847
Net income (loss) per share..........  $  (.88)  $  (1.39)  $   (.96)  $  (1.65)  $  (1.18)  $   (.75)  $   .10
Shares used in calculation of net
  income (loss) per share............    6,544      9,168      9,265     10,931     14,650     13,937    19,121

                                                                                  AS OF MARCH 31, 1996
                                                                               --------------------------
                                                                               ACTUAL      AS ADJUSTED(4)
                                                                               -------     --------------
                                                                                     (IN THOUSANDS)
CONSOLIDATED BALANCE SHEETS DATA:
Cash, cash equivalents and securities available-for-sale.....................  $25,849        $ 68,057
Total assets.................................................................   55,206          97,414
Notes payable, less current portion..........................................    6,385           6,385
Total shareholders' equity...................................................   39,478          81,686

- ------------
(1) Assumes the Underwriters' over-allotment option is not exercised. See "Underwriters."

(2) Excludes outstanding warrants to purchase 740,149 shares of Common Stock, outstanding options to purchase 3,267,539 shares of Common Stock and outstanding convertible preferred stock convertible into 2,067,120 shares of Common Stock as of March 31, 1996.

(3) Includes a one-time charge of $3,000,000 for the year ended December 31, 1992 for unification of the Company's operations in San Diego, California and $11,437,000 for the year ended December 31, 1995 and during the three months ended March 31, 1995 for the repurchase of technology rights to the Company's lymphoma products from ML/MS Associates, L.P.

(4) Adjusted to reflect the sale by the Company of 1,500,000 shares offered hereby and the anticipated use of proceeds.

                                  RISK FACTORS

     Prospective purchasers of the Shares offered hereby should carefully consider the following risk factors in addition to the other information presented in this Prospectus.

UNCERTAINTIES ASSOCIATED WITH CLINICAL TRIALS

     IDEC Pharmaceuticals Corporation ("IDEC Pharmaceuticals" or the "Company") has conducted and plans to continue to undertake extensive and costly clinical testing to assess the safety and efficacy of its potential products. The rate of completion of the Company's clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the nature of the Company's clinical trial protocols, existence of competing protocols, size of the patient population, proximity of patients to clinical sites and eligibility criteria for the study. Delays in patient enrollment will result in increased costs and delays, which could have a material adverse effect on the Company. The Company cannot assure that patients enrolled in the Company's clinical trials will respond to the Company's product candidates. Setbacks are to be expected in conducting human clinical trials. Failure to comply with the United States Food and Drug Administration ("FDA") regulations applicable to such testing can result in delay, suspension or cancellation of such testing, and/or refusal by the FDA to accept the results of such testing. In addition, the FDA may suspend clinical trials at any time if it concludes that the subjects or patients participating in such trials are being exposed to unacceptable health risks. Further, there can be no assurance that human clinical testing will show any current or future product candidate to be safe and effective or that data derived therefrom will be suitable for submission to the FDA. See "Business -- Government Regulation."

RELIANCE ON THIRD PARTY DEVELOPMENT AND MARKETING EFFORTS

     The Company has adopted a research, development and product commercialization strategy that is dependent upon various arrangements with strategic partners and others. The success of the Company's products is substantially dependent upon the success of these outside parties in performing their obligations, which include, but are not limited to, providing funding and performing research and development with respect to the Company's products. The Company's strategic partners may also develop products that may compete with the Company. Although IDEC Pharmaceuticals believes that its partners have an economic incentive to succeed in performing their contractual obligations, the amount and timing of resources that they devote to these activities is not within the control of the Company. There can be no assurance that these parties will perform their obligations as expected or that any revenue will be derived from such arrangements. The Company has entered into collaborative agreements with Genentech, Inc. ("Genentech"), Zenyaku Kogyo, Ltd. ("Zenyaku"), SmithKline Beecham, p.l.c. ("SmithKline Beecham"), Mitsubishi Chemical Corporation ("Mitsubishi"), Seikagaku Corporation ("Seikagaku") and Eisai Co., Ltd. ("Eisai"). These agreements generally may be terminated at any time by the strategic partner, typically on short notice to the Company. If one or more of these partners elect to terminate their relationship with the Company, or if the Company or its partners fail to achieve certain milestones, it could have a material adverse effect on the Company's ability to fund the related programs and to develop any products that may have resulted from such collaborations. There can be no assurance that these collaborations will be successful. In addition, some of the Company's current partners have certain rights to control the planning and execution of product development and clinical programs, and there can be no assurance that such partners' rights to control aspects of such programs will not impede the Company's ability to conduct such programs in accordance with the schedules currently contemplated by the Company for such programs and will not otherwise impact the Company's strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Strategic Alliances."

LENGTHY REGULATORY PROCESS; NO ASSURANCE OF REGULATORY APPROVALS

     The testing, manufacturing, labeling, advertising, promotion, export and marketing, among other things, of the Company's proposed products are subject to extensive regulation by governmental authorities in the United States and other countries. In the United States, pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act. At the present time, the Company believes that its products will be regulated by the FDA as biologics. Manufacturers of biologics may also be subject to state regulation.

     The steps required before a biologic may be approved for marketing in the United States generally include (i) preclinical laboratory tests and animal tests, (ii) the submission to the FDA of an Investigational New Drug application ("IND") for human clinical testing, which must become effective before human clinical trials may commence, (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the product, (iv) the submission to the FDA of a Product License Application ("PLA") and Establishment License Application ("ELA"), (v) FDA review of the PLA and the ELA, and (vi) satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is made to assess compliance with Good Manufacturing Practices ("GMP"). The testing and approval process requires substantial time, effort, and financial resources and there can be no assurance that any approval will be granted on a timely basis, if at all. There can be no assurance that Phase I, Phase II or Phase III testing will be completed successfully within any specific time period, if at all, with respect to any of the Company's product candidates. Furthermore, the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

     The results of the preclinical studies and clinical studies, together with detailed information on the manufacture and composition of the product, are submitted to the FDA in the form of a PLA/ELA or BLA requesting approval to market the product. Before approving a PLA/ELA or BLA, the FDA will inspect the facilities at which the product is manufactured, and will not approve the product unless GMP compliance is satisfactory. The FDA may deny a PLA/ELA or BLA if applicable regulatory criteria are not satisfied, require additional testing or information, and/or require postmarketing testing and surveillance to monitor the safety or efficacy of a product. There can be no assurance that FDA approval of any PLA/ELA or BLA submitted by the Company will be granted on a timely basis or at all. Also, if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which it may be marketed.

     Both before and after approval is obtained, violations of regulatory requirements, including the preclinical and clinical testing process, the PLA/ELA or BLA review process, or thereafter (including after approval) may result in various adverse consequences, including the FDA's delay in approving or refusal to approve a product, withdrawal of an approved product from the market, and/or the imposition of criminal penalties against the manufacturer and/or license holder. For example, license holders are required to report certain adverse reactions to the FDA, and to comply with certain requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to GMP regulations after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with GMP. Accordingly, manufacturers must continue to expend time, monies and effort in the area of production and quality control to maintain GMP compliance. In addition, discovery of problems may result in restrictions on a product, manufacturer or holder, including withdrawal of the product from the market. Also, new government requirements may be established that could delay or prevent regulatory approval of the Company's products under development.

     The Company will also be subject to a variety of foreign regulations governing clinical trials and sales of its products. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. At least initially, the Company intends, to the extent possible, to rely on foreign licensees to obtain regulatory approval for marketing its products in foreign countries.

     Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a "rare disease or condition," which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting a PLA/ELA or BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product that has an orphan drug designation subsequently receives FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, i.e., the FDA may not approve any other applications to market the same drug for the same indication, except in certain very limited circumstances, for a period of seven years.

     In 1994, the Company obtained orphan drug designation for IDEC-C2B8, IDEC-Y2B8 and IDEC-In2B8 from the FDA to treat low-grade B-cell lymphoma. There can be no assurance that any of these compounds will receive orphan exclusivity for the low-grade B-cell lymphoma indication, and it is possible that competitors of the Company could obtain approval, and attendant orphan drug exclusivity, for these same compounds for the low-grade B-cell lymphoma indication, thus precluding the Company from marketing its products for the same indication in the United States. In addition, even if the Company does obtain orphan exclusivity for any of its compounds for low-grade B-cell lymphoma, there can be no assurance that competitors will not receive approval of other, different drugs or biologics for low-grade B-cell lymphoma. Although obtaining FDA approval to market a product with orphan drug exclusivity can be advantageous, there can be no assurance that the scope of protection or the level of marketing exclusivity that is currently afforded by orphan drug designation will remain in effect in the future. See "Business -- Government Regulations."

ADDITIONAL FINANCING REQUIREMENTS AND UNCERTAIN ACCESS TO CAPITAL MARKETS

     The Company has expended and will continue to expend substantial funds to complete the research, development, manufacturing and marketing of its products. The Company intends to seek additional funding for these purposes through a combination of new collaborative arrangements, strategic alliances, additional equity or debt financings or from other sources. There can be no assurance that such additional funds will be available on acceptable terms, if at all. Even if available, the cost of funds may result in substantial dilution to current shareholders. If adequate funds are not available from operations or additional sources of financing, the Company's business could be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

LIMITED MANUFACTURING EXPERIENCE

     The Company has not yet commercialized any products. To conduct clinical trials on a timely basis, to obtain regulatory approval and to be commercially successful, the Company must manufacture its products either directly or through third parties in commercial quantities in compliance with regulatory requirements and at an acceptable cost. Although the Company has produced its products in the laboratory, scaled its production process to pilot levels and has the ability to manufacture commercial quantities of certain of its products, the Company has not yet produced commercial quantities nor received regulatory approval for such production. The Company anticipates that production of its products in commercial quantities will create technical as well as financial challenges for the Company. The Company has limited experience in manufacturing, and no assurance can be given as to the ultimate performance of the Company's manufacturing facility in San Diego, its suitability for approval for commercial production or the Company's ability to make a successful transition to commercial production.

     During 1996, the Company will manufacture IDEC-C2B8, IDEC-Y2B8 and IDEC-In2B8 and other product candidates for clinical trials at its manufacturing facility in San Diego, California. The Company anticipates that its facility in San Diego should provide sufficient production capacity to meet clinical and early commercial requirements of IDEC-C2B8 product. However, there can be no assurance that the Company will be able to produce adequate quantities of its products to meet clinical and early commercial requirements in a cost-effective manner or that the Company's current manufacturing facility will be approved by the FDA.

     The Company is dependent upon Genentech to fulfill long-term manufacturing demands for its IDEC-C2B8 product and SmithKline Beecham to fulfill all of the manufacturing requirements for IDEC-CE9.1. Genentech is currently constructing a larger manufacturing plant to satisfy such long-term demands. The Company is considering the addition of another manufacturing facility to meet its long-term requirements for additional products under development. Failure by the Company or its strategic partners to establish additional manufacturing capacity on a timely basis would have a material adverse effect on the Company. See
"Business -- Manufacturing."

PATENTS AND PROPRIETARY RIGHTS

     The Company's success will depend, in large part, on its ability to maintain a proprietary position in its products through patents, trade secret and orphan drug designation. IDEC Pharmaceuticals holds one issued and one allowed United States patent, 18 United States patent applications and numerous corresponding foreign patent applications, and has licenses to patents or patent applications of other entities. No assurance can be given, however, that the patent applications of the Company or the Company's licensors will be issued or that any issued patents will provide competitive advantages for the Company's products or will not be successfully challenged or circumvented by its competitors. Moreover, there can be no assurance that any patents issued to the Company or the Company's licensors will not be infringed by others or will be enforceable against others. In addition, there can be no assurance that the patents, if issued, would not be held invalid or unenforceable by a court of competent jurisdiction. Enforcement of the Company's patents may require substantial financial and human resources. Moreover, the Company may have to participate in interference proceedings if declared by the United States Patent and Trademark Office to determine priority of inventions, which typically take several years to resolve and could result in substantial cost to the Company.

     A substantial number of patents have already been issued to other biotechnology and biopharmaceutical companies. Particularly in the monoclonal antibody field, competitors may have filed applications for or have been issued patents and may obtain additional patents and proprietary rights relating to products or processes competitive with or similar to those of the Company. To date, no consistent policy has emerged regarding the breadth of claims allowed in biopharmaceutical patents. There can be no assurance that patents do not exist in the United States or in foreign countries or that patents will not be issued that would have an adverse effect on the Company's ability to market its products. Accordingly, the Company expects that commercializing monoclonal antibody-based products may require licensing and/or cross-licensing of patents with other companies in this field. There can be no assurance that the licenses, which might be required for the Company's processes or products, would be available, if at all, on commercially acceptable terms. The ability to license any such patents and the likelihood of successfully contesting the scope or validity of such patents are uncertain and the costs associated therewith may be significant. If the Company is required to acquire rights to valid and enforceable patents but cannot do so at a reasonable cost, the Company's ability to manufacture or market its products would be materially adversely affected.

     Specifically, the Company is aware of several patents and patent applications which may affect the Company's ability to make, use and sell its products, including United States patent applications and foreign counterparts filed by Bristol-Myers that disclose antibodies to a B7 antigen, a recently issued United States patent assigned to Columbia University which the Company believes has been exclusively licensed to Biogen, Inc. ("Biogen") that discloses monoclonal antibodies to the 5C8 antigen found on T cells, a European patent issued in January 1996 to Protein Design Labs, Inc. ("Protein Design Labs") that discloses methods of making amino acid substitutions in antibody structures and a number of issued patents that relate to various aspects of radioimmunotherapy and methods of treating patients with anti-CD4 antibodies.

     The owners, or licensees of the owners, of these patents may assert that one or more of the Company's products infringe one or more claims of such patents. If legal action is commenced against the Company to enforce any of these patents and the plaintiff in such action prevails, the Company could be prevented from practicing the subject matter claimed in such patents. In such event or under other appropriate circumstances, the Company may attempt to obtain licenses to such patents. However, no assurance can be given that any owner would license the patents to the Company at all or on terms that would permit commercialization of the Company's products. An inability to commercialize such products could have a material adverse effect impact on the Company's operations and ability to pursue its long-term objectives.

     Furthermore, the patent position worldwide of biotechnology companies in relation to proprietary products is highly uncertain and involves complex legal and factual questions. There is a substantial backlog of biotechnology patents at the United States Patent and Trademark Office. The Company also relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently developed by competitors. See "Business -- Patents and Proprietary Technology."

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends in part upon the continued contributions of its senior management and key scientific and technical personnel. The Company's success is also dependent upon its ability to attract and retain additional qualified scientific, technical, manufacturing and managerial personnel and to develop and maintain relationships with qualified clinical researchers. Significant competition exists among pharmaceutical and biotechnology companies for such personnel, and there can be no assurance that the Company will retain such personnel or that it will be able to attract, assimilate and retain such personnel as may be required in the future or to develop and maintain relationships with such researchers. The Company does not maintain or intend to purchase "key person" life insurance on any of its personnel. See
"Business -- Employees" and "Management."

RAPID TECHNOLOGICAL CHANGE AND SUBSTANTIAL COMPETITION

     The pharmaceutical industry is subject to rapid and substantial technological change. Technological competition in the industry from pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Most of these entities have significantly greater research and development capabilities than the Company, as well as substantially more marketing, financial and managerial resources, and represent significant competition for the Company. Acquisitions of or investments in competing biotechnology companies by large pharmaceutical companies could increase such competitors' financial, marketing and other resources. There can be no assurance that developments by others will not render the Company's products or technologies noncompetitive or that the Company will be able to keep pace with technological developments. Competitors have developed or are in the process of developing technologies that are or, in the future, may be the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing similar therapeutic effects to those products being developed by the Company. These competing products may be more effective and less costly than the products developed by the Company. In addition, conventional drug therapy, surgery and other more familiar treatments and modalities will offer competition to the Company's products. See "Business -- Competition."

LIMITED SALES AND MARKETING EXPERIENCE

     Commercialization of the Company's products is expensive and time-consuming. The Company has adopted a strategy of pursuing collaborative agreements with strategic partners that provide for co-promotion of certain of the Company's products. In the event that the Company elects to participate in co-promotion efforts in the United States or Canada, and in those instances where the Company has retained exclusive marketing rights in specified territories, the Company will need to build a sales and marketing capability in the targeted markets. The Company currently has a limited marketing staff and no sales personnel. There can be no assurance that the Company will be able to establish a successful direct sales and marketing capability in any or all targeted markets or that it will be successful in gaining market acceptance for its products. To the extent that the Company enters into co-promotion or other licensing arrangements, any revenues received by the Company will be dependent on the efforts of third parties and there can be no assurance that such efforts will be successful. Outside of the United States and Canada, the Company has adopted a strategy to pursue collaborative arrangements with established pharmaceutical companies for marketing, distribution and sale of its products. There can be no assurance that any of these companies or their sublicensees will successfully market, distribute or sell the Company's products or that the Company will be able to establish and maintain successful co-promotion or distribution arrangements. Failure to establish a sales capability in the United States or outside the United States may have a material adverse effect on the Company. See "Business -- Sales and Marketing."

HISTORY OF OPERATING LOSSES; ACCUMULATED DEFICIT

     The Company has incurred annual operating losses since its inception in 1985. As of March 31, 1996, the Company's accumulated deficit was approximately $77.0 million. The Company anticipates that such operating losses will continue for at least the next two years. Such losses have been and will be principally the result of the various costs associated with the Company's research and development, clinical and manufacturing activities. The Company has not generated operating profits from the commercial sale of its products. All revenues to date have resulted from collaborative research, development and licensing arrangements, research grants and interest income. The Company has no products approved by the FDA or any foreign authority and does not expect to achieve profitable operations on an annual basis unless product candidates now under development receive FDA or foreign regulatory approval and are thereafter commercialized successfully. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POSSIBLE VOLATILITY OF STOCK PRICE

     The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market price of the Company's Common Stock, like the stock prices of many publicly traded biotechnology companies, has been highly volatile. Announcements of technological innovations or new commercial products by the Company or its competitors, developments or disputes concerning patent or proprietary rights, publicity regarding actual or potential medical results relating to products under development by the Company or its competitors, regulatory developments in both the United States and foreign countries, public concern as to the safety of biotechnology products and economic and other external factors, as well as period-to-period fluctuations in financial results may have a significant impact on the market price of the Company's Common Stock. It is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected.

UNCERTAINTIES REGARDING HEALTH CARE REIMBURSEMENT AND REFORM

     The future revenues and profitability of biopharmaceutical companies as well as the availability of capital may be affected by the continuing efforts of government and third party payors to contain or reduce costs of health care through various means. For example, in certain foreign markets pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar government controls. While the Company cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of such proposals could have a material adverse effect on the Company's business, financial condition or prospects.

     The Company's ability to commercialize its products successfully will depend in part on the extent which appropriate reimbursement levels for the cost of such products and related treatment are obtained from governmental authorities, private health insurers and other organizations, such as health maintenance organizations ("HMOs"). Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs may all result in lower prices for the Company's products. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially adversely affect the Company's ability to operate profitably. See "Business -- Pharmaceutical Pricing and Reimbursement."

PRODUCT LIABILITY EXPOSURE

     Clinical trials, manufacturing, marketing and sale of any of the Company's or its strategic partners' pharmaceutical products licensed by the Company may expose the Company to product liability claims. The Company currently carries limited product liability insurance. There can be no assurance that the Company or its strategic partners will be able to continue to maintain or obtain additional insurance or, if available, that sufficient coverage can be acquired at a reasonable cost. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products developed by the Company or its strategic partners. A product liability claim or recall would have a material adverse effect on the business and financial condition of the Company.

DILUTION

     The public offering price will exceed the Company's net tangible book value per share immediately after the offering. New investors will experience an immediate dilution in net tangible book value as of March 31, 1996 of approximately $25.26 per share. See "Dilution." Additional dilution will occur upon exercise of outstanding options and warrants and conversion of convertible preferred stock. See "Description of Capital Stock."

EFFECT OF CERTAIN CHARTER PROVISIONS; ANTITAKEOVER EFFECTS OF ARTICLES OF INCORPORATION, CALIFORNIA LAW AND CERTAIN AGREEMENTS

     The Company's Board of Directors has the authority to issue up to 8,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting and conversion rights of such shares, without any further vote or action by the Company's shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of the Company's Articles of Incorporation and of California law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. In addition, the Company's collaborative agreement with Genentech provides Genentech with the right to purchase the Company's co-promotion rights under such agreement upon a change of control of the Company. All of the foregoing could discourage potential acquisition proposals for the Company. See "Business -- Strategic Alliances" and "Description of Capital Stock -- Preferred Stock."

ENVIRONMENTAL CONCERNS

     The Company's research and development involves the controlled use of hazardous materials, chemicals and radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. In addition, disposal of radioactive materials used by the Company in its research efforts may only be made at approved facilities. Approval of a site in California has been delayed indefinitely. The Company currently stores such radioactive materials on site. The Company may incur substantial cost to comply with environmental regulations. See "Business -- Environmental Regulation."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered hereby are estimated to be approximately $42.2 million ($48.6 million if the Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and commissions and expenses of the offering. The Company anticipates that the net proceeds of this offering will be used primarily to fund the Company's establishment of a marketing and sales infrastructure, to fund detailed engineering studies for expansion of its manufacturing capacity, to secure additional office, laboratory and warehouse facilities, to provide working capital for the product launch of IDEC-C2B8, if approved, and for general corporate purposes. The use of proceeds is subject to change based upon competitive developments, the rate of the Company's progress in product development, the timing of regulatory approval and the availability of various methods of financing, including agreements with other companies relating to the development and marketing of the Company's products. The Company reserves the right, at the discretion of its Board of Directors, to reallocate its use of the proceeds of this offering in response to these and other factors. Pending such uses, the net proceeds will be temporarily invested in investment-grade, interest-bearing marketable securities.

                     COMMON STOCK PRICE RANGE AND DIVIDENDS

     The Company's Common Stock is traded on The Nasdaq National Market under the symbol "IDPH." The following table sets forth for the periods indicated the high and low reported sale prices as reported by The Nasdaq National Market.

                                                                       COMMON
                                                                    STOCK PRICE
                                                                   --------------
                                                                   HIGH       LOW
                                                                   ----       ---
    Year Ended December 31, 1994
         First Quarter...........................................  $ 6 3/4   $ 3 7/8
         Second Quarter..........................................    4 1/2     2 1/4
         Third Quarter...........................................    3 3/16    2 3/8
         Fourth Quarter..........................................    3         2 1/8
    Year Ended December 31, 1995
         First Quarter...........................................    4 5/8     2 1/8
         Second Quarter..........................................    5 5/8     3 1/2
         Third Quarter...........................................    8 3/4     5 1/4
         Fourth Quarter..........................................   23 5/8     7 1/8
    Year Ending December 31, 1996
         First Quarter...........................................   23 1/8    15 7/8
         Second Quarter (through May 20, 1996)...................   31        22 1/8

     A recent reported last sale price for the Company's Common Stock as reported on The Nasdaq National Market is set forth on the cover page of this Prospectus. On April 1, 1996, there were approximately 508 holders of record of the Company's Common Stock.

     The Company has never declared or paid any cash dividends on the Common Stock. The Company expects to retain its earnings for the development and expansion of its business and, therefore, does not intend to pay dividends on its Common Stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Company's Board of Directors and will depend upon the earnings of the Company, its financial condition, capital requirements and other factors as the Company's Board of Directors may deem relevant.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 31, 1996, and as adjusted to reflect the sale of 1,500,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom at an assumed public offering price of $30.13 per share (after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company):

                                                                             MARCH 31, 1996
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                              (UNAUDITED)
                                                                             (IN THOUSANDS)
Notes payable, less current portion (1)...............................  $  6,385      $   6,385
Shareholders' equity:
  Convertible preferred stock, no par value, 8,000,000 shares authorized; 229,889 shares issued and outstanding, at liquidation
     value............................................................    19,086         19,086
  Common stock, no par value, 50,000,000 shares authorized; 15,271,261 shares issued and outstanding; 16,771,261 shares issued and
     outstanding, as adjusted (2).....................................    94,476        136,684
  Paid-in capital.....................................................     2,923          2,923
  Unrealized gains on securities available-for-sale...................         6              6
  Accumulated deficit.................................................   (77,013)       (77,013)
                                                                        --------       --------
          Total shareholders' equity..................................    39,478         81,686
                                                                        --------       --------
          Total capitalization........................................  $ 45,863      $  88,071
                                                                        ========       ========

- ---------------
(1) See Note 5 of Notes to Consolidated Financial Statements for information concerning the Company's notes payable.

(2) Excludes (i) warrants to purchase 740,149 shares of Common Stock, (ii) options to purchase 3,267,539 shares of Common Stock and (iii) convertible preferred stock convertible into 2,067,120 shares of Common Stock, each outstanding as of March 31, 1996. See Note 8 of Notes to Consolidated Financial Statements.

                                    DILUTION

     The net tangible book value of the Company at March 31, 1996 was $39,478,000 or $2.59 per share. Net tangible book value per share represents the amount of total tangible assets less total liabilities of the Company, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 1,500,000 shares of Common Stock in this offering at the assumed offering price of $30.13 per share (calculated after deduction of underwriting discount and commissions and estimated expenses associated with the offering) the net tangible book value of the Company at March 31, 1996 would have been $81,686,000 or $4.87 per share of Common Stock. This represents an immediate increase in net tangible book value of $2.28 per share to existing shareholders and an immediate dilution in net tangible book value of $25.26 per share to the purchasers of the Common Stock in the offering.

     The following table illustrates the calculation of the per share dilution described above:

    Assumed public offering price per share(1)..........................            $ 30.13
                                                                                    -------
      Net tangible book value per share prior to the offering...........  $ 2.59
      Increase in net tangible book value per share attributable to new
         investors......................................................    2.28
                                                                          ------
                                                                               -
    Net tangible book value per share after giving effect to the
      offering..........................................................               4.87
                                                                                    -------
    Dilution per share to new investors.................................            $ 25.26
                                                                                    =======

- ------------
(1) Before deduction of underwriting discounts and commissions and estimated offering expenses associated with the offering to be paid by the Company.

     All of the above computations assume no exercise of outstanding warrants or options to purchase Common Stock and no conversion of outstanding convertible preferred stock. As of March 31, 1996, the Company also has an additional 740,149 shares of Common Stock issuable upon exercise of outstanding warrants. As of March 31, 1996, options to purchase 3,267,539 shares of Common Stock were outstanding under the Company's stock option plans. Finally, as of March 31, 1996, 2,067,120 shares of Common Stock are issuable upon conversion of outstanding convertible preferred stock. Further dilution may result from the exercise of such outstanding warrants and options or the conversion of such outstanding shares of preferred stock. See "Description of Capital Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below under the captions "Consolidated Statements of Operations Data" and "Consolidated Balance Sheets Data" for, and as of the end of, each of the years in the five-year period ended December 31, 1995, are derived from the consolidated financial statements of the Company, which consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, and the report thereon, are included elsewhere in this Prospectus. The selected consolidated financial data presented below for the three months ended March 31, 1995 and 1996, and as of March 31, 1996, are derived from the unaudited consolidated financial statements of the Company included elsewhere in this Prospectus that, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the information included therein. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with the Consolidated Financial Statements and related Notes thereto that are included in this Prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                            THREE MONTHS
                                                                YEAR ENDED DECEMBER 31,                    ENDED MARCH 31,
                                                  ----------------------------------------------------   -------------------
                                                    1991       1992       1993       1994       1995       1995       1996
                                                  --------   --------   --------   --------   --------   --------   --------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues:
  Contract research revenues....................  $  5,233   $  3,212   $  4,329   $  5,143   $ 12,136   $  3,347   $  2,936
  License fees..................................     1,000      2,000      8,385      2,300     11,500      5,000      7,000
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
        Total revenues..........................     6,233      5,212     12,714      7,443     23,636      8,347      9,936
Operating expenses:
  Research and development......................    10,928     14,519     18,723     21,191     22,488      5,538      5,641
  General and administrative....................     2,211      3,196      4,262      4,768      6,112      1,655      1,854
  Acquired technology rights....................     --         --         --         --        11,437     11,437      --
  Unification costs.............................     --         3,000      --         --         --         --         --
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
        Total operating expenses................    13,139     20,715     22,985     25,959     40,037     18,630      7,495
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) from operations...................    (6,906)   (15,503)   (10,271)   (18,516)   (16,401)   (10,283)     2,441
Interest income (expense), net..................     1,126      2,340      1,174        485       (891)      (141)      (594)
Other income....................................     --           459        215      --         --         --         --
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)...............................  $ (5,780)  $(12,704)  $ (8,882)  $(18,031)  $(17,292)  $(10,424)  $  1,847
                                                  =========  =========  =========  =========  =========  =========  =========
Net income (loss) per share.....................  $   (.88)  $  (1.39)  $   (.96)  $  (1.65)  $  (1.18)  $   (.75)  $    .10
Shares used in calculation of net income (loss)
  per share.....................................     6,544      9,168      9,265     10,931     14,650     13,937     19,121

                                                                                                              AS OF
                                                                    AS OF DECEMBER 31,                      MARCH 31,
                                                   ----------------------------------------------------     ---------
                                                     1991       1992       1993       1994       1995         1996
                                                   --------   --------   --------   --------   --------     ---------
                                                                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEETS DATA:
Cash, cash equivalents and securities available-
  for-sale.......................................  $ 54,251   $ 43,624   $ 26,503   $ 20,601   $ 24,010     $ 25,849
Total assets.....................................    58,399     52,649     50,728     45,494     47,626       55,206
Notes payable, less current portion..............       222        156      3,572      7,386      6,598        6,385
Total shareholders' equity.......................  $ 54,893   $ 43,787   $ 35,674   $ 27,896   $ 31,169     $ 39,478

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Prospectus contains predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties including, without limitation, those set forth in "Risk Factors." While this outlook represents the Company's current judgment on the future direction of its business, such risks and uncertainties could cause actual results to differ materially from any future performance suggested in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

     The following discussion should be read in conjunction with the Consolidated Financial Statements and related Notes thereto of IDEC Pharmaceuticals.

OVERVIEW

     IDEC Pharmaceuticals is primarily engaged in the research and development of products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. To date, the Company has not received any revenue from the commercial sale of its products. The Company has funded its operations primarily through the sale of equity securities and the issuance of debt, as well as through contract research and license fee revenues received in connection with collaborative arrangements entered into with the Company's strategic partners. In 1995, the Company recognized aggregate contract research and license fee revenues of $23.6 million.

     The Company has incurred increasing annual operating expenses and, as the Company prepares for product commercialization, it expects such trends to continue. In 1995, the Company incurred aggregate operating expenses of approximately $40.0 million. The Company has incurred annual operating losses since its inception in 1985, and anticipates that such operating losses will continue for at least the next two years. As of March 31, 1996, the Company had incurred a cumulative net loss of approximately $77.0 million.

RESULTS OF OPERATIONS

     THREE MONTHS ENDED MARCH 31, 1996 AND 1995

     Contract Research Revenues. Contract research revenues totaled $2.9 million for the three months ended March 31, 1996 compared to $3.3 million for the comparable period in 1995. The decrease in contract research revenues was primarily due to decreased revenues from SmithKline Beecham as a result of the transfer of clinical development of IDEC-CE9.1 to SmithKline Beecham in late 1995, partially offset by revenues from a new collaboration entered into with Eisai in December 1995.

     License Fees. License fees totaled $7.0 million for the three months ended March 31, 1996 compared to $5.0 million for the comparable period in 1995. License fees for the first three months of 1996 included $4.5 million for the license to Chugai of the Company's proprietary vector technology for high expression of recombinant proteins in mammalian cells, $1.5 million from Genentech for the expansion of its collaboration with the Company to include two radioconjugates, IDEC-Y2B8 and IDEC-In2B8, for the treatment and imaging, respectively, of B-cell lymphomas and $1.0 million from Seikagaku for the achievement of a product development milestone. License fees for the quarter ended March 31, 1995 consisted of one-time licensing fees from new strategic partnerships with Genentech and Seikagaku. License fee revenues can vary significantly from year to year based upon the consummation of new strategic alliances and the achievement of milestone events.

     Research and Development Expenses. Research and development expenses totaled $5.6 million for the three months ended March 31, 1996 compared to $5.5 million for the comparable period in 1995. Research and development expenses consist of basic research and development, preclinical and clinical testing of the Company's various products under development and manufacturing of products. The Company expects to incur higher research and development expenses in the future due to additional personnel to handle expanded manufacturing operations, expanded clinical trials and additional regulatory related costs associated with obtaining regulatory approvals for the Company's products and increased costs to support expanding research and development programs.

     Beginning in 1988, the Company obtained funds from ML/MS Associates, L.P. ("ML/MS") for the development of the Company's lymphoma products. In connection with such funding, ML/MS obtained rights in such products. In March 1995 the Company repurchased such rights by the issuance of 1.0 million shares of its Common Stock and 69,375 shares of 10% Series B Nonvoting Cumulative Convertible Preferred Stock to ML/MS. For the three months ended March 31, 1995, the Company recorded a noncash charge of $11.4 million, representing the purchase of the acquired technology rights.

     General and Administrative Expenses. General and administrative expenses totaled $1.9 million for the three months ended March 31, 1996 compared to $1.7 million for the comparable period in 1995. General and administrative expenses increased due to higher personnel and patent related expenses. General and administrative expenses necessary to support expanded manufacturing operations, expanded clinical trials, research and development and the creation of a marketing and sales capability are expected to continue to increase for the foreseeable future.

     Net Interest Expense. Net interest expense totaled $.6 million for the three months ended March 31, 1996 compared to $.1 million during the comparable period in 1995. Net interest expense increased during the first quarter of 1996 and may increase significantly in the future due to an accounting requirement under which the Company records a noncash charge to interest expense for the excess of fair market value over the exercise price of certain common stock warrants issued in connection with a debt financing.

     YEARS ENDED DECEMBER 31, 1995 AND 1994

     Contract Research Revenues. Contract research revenues totaled $12.1 million in 1995 compared to $5.1 million in 1994. The increase in contract research revenues was primarily a result of the new collaborations entered into with Genentech and Eisai and ongoing efforts under a collaborative agreement entered into with Seikagaku in December 1994. The Company expects that contract research revenue derived from the SmithKline Beecham collaboration ($3.5 million during 1995) will decrease significantly in future periods as the Company completes its responsibility for clinical development of IDEC-CE9.1.

     License Fees. License fees totaled $11.5 million in 1995 compared to $2.3 million in 1994. License fees increased in 1995 due to up-front licensing fees earned from the new collaborations with Genentech, Eisai and Seikagaku in addition to the licensing fees recognized from Zenyaku for the development and marketing rights for IDEC-C2B8 in Japan.

     Research and Development Expenses. Research and development expenses totaled $22.5 million in 1995 compared to $21.2 million in 1994. The increase in research and development expenses in 1995 was due primarily to higher personnel and related expenses and license fee payments to acquire certain technology and patent rights. In addition, the Company repurchased rights to its lymphoma products from ML/MS in March 1995. See "-- Three Months Ended March 31, 1996 and 1995."

     General and Administrative Expenses. General and administrative expenses totaled $6.1 million in 1995 compared to $4.8 million in 1994. The increase in general and administrative expenses in 1995 was due primarily to advisory and other professional fees associated with structuring collaborative agreements, including those associated with the Genentech collaboration, increased patent filing fees related to recently-enacted patent treaties and higher personnel and related expenses.

     Interest Income/Expense. Net interest expense totaled $.9 million compared to net interest income of $.5 million in 1994. The increase in net interest expense in 1995 was the result of higher interest rates on new notes payable, non-cash interest charges as described below, partially offset by increased interest earnings on cash, cash equivalents and securities available-for-sale.

     Interest expense in 1995 also increased over the prior years and may increase significantly in future periods due to an accounting requirement under which the Company records a non-cash charge to interest expense for the excess of the fair market value over the exercise price of certain common stock warrants issued in connection with a debt financing as described in Note 8 to the Consolidated Financial Statements. Interest expense for 1995 includes $.7 million in such non-cash charges to interest expense.

     Income Taxes. IDEC Pharmaceuticals has incurred losses on an annualized basis since inception; therefore, no provision for income taxes has been recorded. The Company's net operating loss carryforwards available to offset future taxable income are approximately $61.8 million for federal income tax purposes and expire between 1999 and 2010. The future utilization of net operating loss carryforwards may be limited under the Internal Revenue Code due to an ownership change that occurred during 1991. However, the Company believes that such limitations will not have a material impact upon the utilization of the net operating loss carryforwards.

     YEARS ENDED DECEMBER 31, 1994 AND 1993

     Contract Research Revenues. Contract research revenues for the year ended December 31, 1994, increased to $5.1 million from $4.3 million in 1993. The increase in contract research revenues in 1994 were primarily related to the Company's ongoing collaborative efforts with SmithKline Beecham and Mitsubishi.

     License Fees. License fees totaled $2.3 million in 1994 compared to $8.4 million in 1993. License fees declined in 1994 due to the timing of license fee and milestone payments earned by the Company in 1993 for expanding its agreement with SmithKline Beecham.

     Research and Development Expenses. Research and development expenses increased to $21.2 million in 1994 from $18.7 million in 1993. The increase in research and development expenses in 1994 was due primarily to higher facility and manufacturing expenses, personnel and related expenses, and payments to medical centers in support of expanded clinical trials.

     General and Administrative Expenses. General and administrative expenses increased to $4.8 million in 1994 from $4.3 million in 1993. The increase from 1993 to 1994 was due to expenses necessary to support the Company's expansion of research and development.

     Interest Income/Expense. Net interest income for the year ended December 31, 1994 was $.5 million compared to $1.2 million in 1993. The decrease in net interest income from 1993 to 1994 is due to lower balances in cash, cash equivalents and securities available-for-sale, and an increase in interest expense resulting from increases in notes payable used to finance certain capital purchases.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations and capital expenditures since inception principally through the sale of equity securities, contract research revenues, license fees, lease financing transactions and interest income. The Company expects to finance its current and planned operations principally through the proceeds of this offering, cash on hand and with funds from existing collaborative agreements and contracts, which the Company believes will be sufficient to meet its near-term operating requirements. Existing agreements and contracts however, could be canceled by the parties to such contracts. In addition, the Company intends to seek required additional funding through a combination of new collaborative agreements, strategic alliances, additional equity and debt financings or from other sources. There can be no assurance that such additional funds will be available on acceptable terms, if at all. Should the Company not enter into any such arrangements, the Company anticipates its cash (including the proceeds of this offering), cash equivalents and securities available-for-sale, together with the existing agreements and contracts, will be sufficient to finance the Company's currently anticipated needs for operating and capital expenditures through 1998. If adequate funds are not available from operations or from additional sources of financing, the Company's business could be materially and adversely affected.

     The Company's working capital and capital requirements will depend upon numerous factors, including: the progress of the Company's preclinical and clinical testing; manufacturing, research and development programs; timing and cost of obtaining regulatory approvals; levels of resources that the Company devotes to the development of manufacturing and marketing capabilities; technological advances; status of competitors; and the ability of the Company to establish collaborative arrangements with other organizations.

     Until required for operations, the Company's policy is to keep its cash reserves in bank deposits, certificates of deposit, commercial paper, corporate notes, United States government instruments and other readily marketable debt instruments, all of which are investment-grade quality.

     At March 31, 1996, the Company had $25.8 million in cash, cash equivalents and securities available-for-sale compared to cash, cash equivalents and securities available-for-sale of $24.0 million at December 31, 1995. Sources of cash, cash equivalents and securities available-for-sale at March 31, 1996 include $5.6 million from the issuance of convertible preferred and common stock and $.8 million from the funding under an existing lease line. Uses of cash, cash equivalents and securities available-for-sale during the three months ended March 31, 1996 include $3.4 million used in operations and $.8 million used to pay notes payable.

     In March 1995, the Company issued 1.0 million shares of its Common Stock and 69,375 shares of 10% Series B Nonvoting Cumulative Convertible Preferred Stock to ML/MS for the repurchase of all ML/MS rights in the Company's lymphoma products. In the first quarter of 1995, the Company recorded a non-cash charge of $11.4 million, representing the purchase of the acquired technology rights.

     The Company issued to Genentech 100,000 shares of its Series A-1 Nonvoting Convertible Preferred Stock, 38,000 shares of its Series A-2 Nonvoting Convertible Preferred Stock, 23,000 shares of its Series A-3 Nonvoting Convertible Preferred Stock and 100,000 shares of its Series A-6 Nonvoting Convertible Preferred Stock in April 1995, August 1995, March 1996, and May 1996, respectively. The issuances resulted in net proceeds of $19.6 million.

     In December 1995, the Company entered into a $1.5 million lease financing agreement to finance equipment purchases. As of March 31, 1996, $.8 million in capital equipment purchases have been funded under this agreement and the remaining funding under this agreement is available until July 1, 1996. Included in property and equipment at March 31, 1996, is $.2 million in equipment that the Company anticipates financing under this agreement during the second quarter of 1996.

                                    BUSINESS

     IDEC Pharmaceuticals is a biopharmaceutical company developing products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The Company is currently focused on non-Hodgkin's B-cell lymphomas, which afflict approximately 225,000 patients in the United States, and rheumatoid arthritis, which afflicts approximately 2 million people in the United States. The Company's two antibody products for treatment of non-Hodgkin's B-cell lymphomas are being developed in collaboration with Genentech in the United States, Genentech's affiliate Hoffmann-LaRoche worldwide except the United States and Japan and Zenyaku in Japan. The Company's lead PRIMATIZED antibody product for the treatment of rheumatoid arthritis is being developed worldwide in collaboration with SmithKline Beecham. IDEC Pharmaceuticals has seven additional product candidates in various stages of development.

BACKGROUND

     ANTIBODIES AND THE IMMUNE SYSTEM

     The immune system is composed of specialized cells, including B cells and T cells, that function in the recognition, destruction and elimination of disease causing foreign substances and of virally infected or malignant cells. The role of these specialized cells is determined by receptors on the cell surface which govern the interaction of the cell with foreign substances and with the rest of the immune system. For example, each differentiated B cell of the immune system has a different antibody anchored to its surface which serves as a receptor to recognize foreign substances. This antibody then triggers the production of additional antibodies which as free-floating molecules bind to and eliminate these foreign substances. Each foreign substance is individually identifiable by structures on its surface known as antigens, which serve as binding sites for the specific antibodies. T cells play more diverse roles, including the identification and destruction of virally infected or malignant cells.

     A variety of technologies have been developed to produce antibodies as therapeutic agents. These include hybridoma technology and molecular biology techniques such as gene cloning and expression, which can now be applied to the generation, selection and production of hybrid monoclonal antibody varieties known as chimeric and humanized antibodies, as well as strictly human antibodies. Chimeric antibodies are constructed from portions of non-human species (e.g., mouse) antibodies and human antibodies. In these applications, the portion of the antibody responsible for antigen binding (the "variable region") is taken from a non-human antibody and the remainder of the antibody (the "constant region") is taken from a human antibody. Compared to mouse ("murine") monoclonal antibodies, chimeric antibodies generally exhibit lower immunogenicity (the tendency to trigger an often adverse immune response such as a human anti-mouse antibody, or "HAMA" response), are cleared more slowly from the body, and function more naturally in the human immune system. Humanized antibodies can be constructed by grafting several small pieces of a murine antibody's variable region onto a constant region framework provided by a human antibody. This process, known as "CDR grafting," reduces the amount of foreign materials in the antibody, rendering it closer to a human antibody. However, the construction of humanized antibodies by CDR grafting requires complex computer modeling, and the properties of the resulting antibody are not completely predictable and may, in fact, still trigger a HAMA response.

     NON-HODGKIN'S B-CELL LYMPHOMAS

     As with other cell types in the body, B cells and T cells may become malignant and grow as immune system tumors, such as lymphomas. Non-Hodgkin's B-cell lymphomas are cancers of the immune system which currently afflict approximately 225,000 patients in the United States. Although there are treatments for non-Hodgkin's B-cell lymphomas, there are currently no products in the United States that have been approved by the FDA for use in treating these cancers. Non-Hodgkin's B-cell lymphomas are diverse with respect to prognosis and treatment, and are generally classified into one of three groups (low, intermediate or high-grade) based on histology and clinical features. The Company estimates that approximately 146,000 patients in the United States have low-grade, 65,000 have intermediate-grade, and 14,000 have high-grade non-Hodgkin's B-cell lymphoma. Patients with low-grade lymphomas have a fairly long life expectancy from the time of diagnosis (median survival 6.6 years), despite the fact that low-grade lymphomas are almost always incurable. Intermediate-grade and high-grade lymphomas are more rapidly growing forms of these cancers, which in a minority of cases can be cured with early, aggressive chemotherapy. New diagnoses of non-Hodgkin's lymphomas have increased approximately 7% annually over the past decade, with 52,700 new diagnoses estimated for 1996. The increase is due in part to the increasing prevalence of lymphomas in the AIDS patient population. In approximately 90% of the cases in the United States, non-Hodgkin's lymphomas are of B-cell origin, the remainder are T-cell lymphomas.

     Owing to the fluid nature of the immune system, B-cell lymphomas are usually widely disseminated and characterized by multiple tumors at various sites throughout the body at first presentation. Treatment courses with chemotherapy or radiation therapy are the current standard of care and often result in a limited number of remissions for patients with B-cell lymphomas. The majority of patients in remission will relapse and ultimately die either from their cancer or from complications of standard therapy. Fewer patients achieve additional remissions following relapse and those remissions are generally of shorter duration as the tumors become increasingly resistant to subsequent courses of chemotherapy. Therapeutic product development efforts for these cancers have focused on both improving treatment results and minimizing the toxicities associated with standard treatment regimens. Immunotherapies with low toxicity and demonstrated efficacy can be expected to reduce treatment and hospitalization costs associated with side effects or opportunistic infections, which can result from the use of chemotherapy and radiation therapy.

     AUTOIMMUNE AND INFLAMMATORY DISEASES

     Rheumatoid arthritis, systemic lupus erythematosus ("SLE"), psoriasis, inflammatory bowel disease ("IBD") and multiple sclerosis ("MS") are autoimmune and inflammatory diseases that require ongoing therapy and afflict more than 6 million patients in the United States. Of these, approximately 2 million people are afflicted with rheumatoid arthritis. Autoimmune disease occurs when the patient's immune system goes awry, initiating a cascade of events which results in an attack by the patient's immune system against otherwise healthy tissue and often includes inflammation of the involved tissue. In rheumatoid arthritis, the disease attacks the synovial lining of the patient's joints, usually resulting in the destruction of the joints of the hands, hips and knees. The patient's condition evolves from constantly painful joints to the disability of deformed, misaligned joints. Autoimmune diseases such as rheumatoid arthritis are typically treated with products such as steroids and nonsteroidal, anti-inflammatory agents and with other therapies, all of which are limited for several reasons, including their lack of specificity and ineffectiveness when used chronically. Furthermore, steroids suppress the immune system and make the patient susceptible to infections while nonsteroidal, anti-inflammatory agents have been implicated in the formation of gastro-intestinal ulcerations.

     ANTIBODIES AND THE REGULATION OF IMMUNE SYSTEM CELLS

     Monoclonal antibodies may be used to bind to specific subsets of human immune system cells and may act to deplete or to suppress the activity of the targeted cells. Indeed, the high specificity of monoclonal antibodies enables them to discriminately act against different types of B cells or T cells. Depletion of diseased immune cells or suppression of disease-causing immune activities may be possible by using antibodies that attach to specific determinants on the surface of target immune system cells. In particular, the individual B and T cells of the immune system express a broad variety of surface determinants (cell surface markers). Such determinants not only differentiate one cell type from another, but also differentiate individual cells from other cells with specificity for different antigens.

IDEC PHARMACEUTICALS' TECHNOLOGY

     IDEC Pharmaceuticals is developing products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The Company's antibody products bind to specific subsets of human immune system cells and act to deplete or to suppress the activity of these targeted cells. The products are administered intravenously and target cells located in easily accessible compartments of the body, specifically the blood, the lymphatic fluid and the synovial fluid.

     For treatment of non-Hodgkin's B-cell lymphomas, the Company's products target a cell surface marker known as CD20 which is present only on B cells but not on B cell precursors. These products act to reduce total B cell levels, including both malignant and normal B cells. The depletion of normal B cells observed in clinical experience, to date, has been only temporary, with regeneration occurring within months. The Company believes that the successful development of immunotherapeutic agents, such as IDEC-C2B8 and IDEC-Y2B8, will complement and, in some cases, replace chemotherapeutic agents in the treatment of non-Hodgkin's B-cell lymphomas.

     Due to their specificity and affinity for cell surface receptors, monoclonal antibodies are also an attractive means by which to treat autoimmune diseases. Attachment of monoclonal antibodies to specific cell surface receptors can be used to suppress aberrant and unwanted immune activity. Historically, however, the use of monoclonal antibodies as a ongoing therapy has been limited by the body's rejection of the mouse derived components of the antibodies. Murine monoclonal antibodies, which are structurally different from human antibodies, tend to trigger adverse immune reactions when used as therapies. These reactions include a HAMA response in which the patient's immune system produces antibodies against the therapeutic antibody, thus limiting its effectiveness.

     The Company has developed a proprietary PRIMATIZED antibody technology to overcome HAMA responses and to avoid other immunogenicity problems by developing monoclonal antibodies from primate rather than mouse B cells. These antibodies are characterized by their strong similarity to human antibodies and by the absence of mouse components. In March 1996, the Company received a Notice of Allowance for a United States patent application claiming the Company's PRIMATIZED antibodies. Underlying this proprietary technology is the Company's discovery that macaque monkeys produce antibodies that are structurally indistinguishable from human antibodies in their variable (antigen-binding) regions. Further, the Company found that the macaque monkey can be immunized to make antibodies that react with human, but not with macaque, antigens. Genetic engineering techniques are then used to isolate the portions of the macaque antibody gene which encode the variable region from a macaque B cell. This genetic material is combined with constant region genetic material from a human B cell and inserted into a host cell line which then expresses the desired antibody specific to the given antigen. The result is a part human, part macaque PRIMATIZED antibody which appears structurally to be so similar to human antibodies that it may be accepted by the patient's immune system as "self." This development allows the possibility of therapeutic intervention in chronic diseases or other conditions that are not amenable to treatment with antibodies containing mouse components.

     The Company has also discovered a proprietary antigen formulation, PROVAX, which has shown the ability to induce cellular immunity, manifested by cytotoxic T lymphocytes, in animals immunized with protein antigens. Cellular immunity is a counterpart to antibody-based immunity and is responsible for the direct destruction of virally infected and malignant cells. PROVAX is a combination of defined chemical entities and may provide a practical means for the development of effective immunotherapies that act through the induction of both antibody and cell-mediated immunity. The Company believes such immunotherapies may be useful for the treatment of certain cancers and viral diseases. Preliminary studies also indicate that PROVAX can be safely administered by injection to human subjects. The Company intends to make PROVAX available through licenses and collaborations to interested partners for development of immunotherapeutic vaccines.

STRATEGY

     IDEC Pharmaceuticals' strategy is to capitalize on its specialized antibody development strengths by addressing serious and inadequately managed indications in immune system cancers and autoimmune and inflammatory diseases. The key elements of the Company's strategy include:

     DEVELOPING PRODUCTS THAT TARGET IMMUNE SYSTEM CELLS

     The Company has focused its development efforts to date on immune system cancers and autoimmune diseases where current therapies are inadequate and where monoclonal antibodies directed against immune system cells can play a therapeutic role.

     LEVERAGING ITS TECHNOLOGY PLATFORM

     The Company's products share characteristics that allow the Company to leverage its human and financial resources efficiently by applying a single technology platform to a number of disease targets representing significant unmet medical needs. Specifically, these products all target easily accessible cells within the immune system and they are made using the same proprietary mammalian cell expression technology and manufacturing process.

     UTILIZING ITS HIGH-YIELD, PROPRIETARY, MAMMALIAN CELL EXPRESSION TECHNOLOGY TO BECOME A WORLD-CLASS BIOLOGICS MANUFACTURER

     The Company's highly productive mammalian cell expression technology allows the Company to use its current "pilot" facility to manufacture commercial quantities of product using a simple, reproducible cell culture process. Exploiting a highly efficient recovery and purification process, the Company is able to manufacture its products at a relatively low cost. The current facility was completed in 1994 and its capacity was doubled in 1995.

     ESTABLISHING STRATEGIC ALLIANCES

     The Company's strategic partnering arrangements provide research and development funding for the Company's North American product development. These arrangements have also allowed the Company to postpone significant infrastructure investments until revenue and cash flow from its products can support these functions and until they are needed for the launch of products which the Company has retained for itself in North America. Until then, the Company plans to rely on its partners for the infrastructure required to support product sales, such as through co-promotion, customer service, order entry, etc. Outside of North America, the Company will rely on its partners to provide access to foreign markets and potentially to act as customers for its manufacturing capacity.

     FOCUSING THE COMPANY'S PRODUCTS ON COST-EFFECTIVE LONG-TERM MANAGEMENT OF DISEASE

     The Company is developing products that exert their therapeutic activity in a targeted manner, thus having significant therapeutic effect without the unwanted side-effects of less targeted therapies. The ease of use of these products, when combined with their favorable side-effect profile allows their use in outpatient settings, thereby potentially lowering the cost of treatment and improving the patient's quality of life during therapy. The Company's targeted physician audience is made up of the approximately 2,000 community-based oncology group practices and 3,000 rheumatologists in the United States, which are easily definable and can be accessed with a relatively small United States-based sales force.

PRODUCTS UNDER DEVELOPMENT

     The Company's primary products under development address immune system cancers, such as lymphomas, and autoimmune and inflammatory diseases, such as rheumatoid arthritis. In addition, the Company has discovered certain other products through the application of its technology platform. The products in pre-clinical and clinical development by the Company include the following.

                                                                           DEVELOPMENT/MARKETING
PRODUCT CANDIDATE          INDICATION                 STATUS(1)            PARTNER AND TERRITORY
- ------------------  -------------------------  ------------------------  --------------------------
IMMUNE SYSTEM CANCER PRODUCTS
     IDEC-C2B8      Non-Hodgkin's B-cell       Phase III (patient        Genentech (U.S.)
                    lymphomas                  accrual completed)        Zenyaku (Japan)
                                                                         Hoffmann-La Roche
                                                                         (through Genentech, rest
                                                                         of world)
     IDEC-Y2B8      Non-Hodgkin's B-cell       Phase I/II                Genentech (worldwide)
                    lymphomas
                    (radioimmunotherapy)
     IDEC-In2B8     Non-Hodgkin's B-cell       Phase I/II                Genentech (worldwide)
                    lymphomas (tumor imaging
                    and dosimetry)
AUTOIMMUNE AND INFLAMMATORY PRODUCTS
     PRIMATIZED     Rheumatoid arthritis       Phase II (randomized,     SmithKline Beecham
       IDEC-CE9.1                              double-blinded, placebo-  (worldwide)
                                               controlled; patient
                                               treatment completed)
     PRIMATIZED     Asthma                     Phase II                  SmithKline Beecham
       IDEC-CE9.1                                                        (worldwide)
     PRIMATIZED     Various autoimmune         Lead compound selected    Mitsubishi (Asia)
       Anti-B7      diseases
     PRIMATIZED     Various allergic           Lead compound selected    Seikagaku (Europe and
       Anti-CD23    conditions                                           Asia)
     Humanized      Various autoimmune         Lead compound selected    Eisai (Europe and Asia)
       Anti-gp39    diseases
     PRIMATIZED     Various autoimmune         Discovery                 Eisai (Europe and Asia)
       Anti-gp39    diseases
OTHER PRODUCTS
     Human Anti-    Respiratory syncytial      Lead compounds selected   No current partner
       RSV          virus infection
       Antibodies
     PROVAX         Antigen formulation for    Phase I                   No current partner
                    therapeutic vaccination

- ------------
(1) "Lead compound selected" means agents have been identified that meet preselected criteria in assays for activity and potency. "Phase I" means initial human studies designed to establish the safety, dose tolerance and pharmacokinetics of a compound. "Phase I/II" means initial human studies designed to establish the safety, dose tolerance and pharmacokinetics of a compound and which maybe designed to show preliminary activity of a compound in patients with the targeted disease. "Phase II" means human studies designed to establish safety, optimal dosage and preliminary activity of a compound. "Phase III" means human studies designed to lead to accumulation of data sufficient to support a PLA, including data relating to efficacy.

     IMMUNE SYSTEM CANCER PRODUCTS

     IDEC Pharmaceuticals' objective with respect to treating non-Hodgkin's B-cell lymphomas is to use its pan-B antibodies to target, bind to and selectively eliminate both the patient's normal and malignant B cells.

     IDEC-C2B8. IDEC-C2B8 is a genetically engineered, chimeric pan-B antibody designed to harness the patient's own immune mechanisms to destroy tumor cells. Laboratory studies performed by the Company have shown that the antibody attaches to the CD20 antigen on B cells and activates a group of proteins known as "complement," leading to normal and malignant B-cell destruction. Additionally, the antibody, when bound to the CD20 antigen, recruits macrophages and natural killer cells to attack the B cell. Through these and other mechanisms, the antibody utilizes the body's immune defenses to lyse (rupture) and deplete B cells. B cells have the capacity to regenerate from early precursor cells that do not express the CD20 determinant. The depletion of normal B cells observed in clinical experience to date has been only temporary, with normal B cell regeneration occurring within months. The capacity of a tumor to regrow after treatment with IDEC-C2B8 will depend on the number of malignant B cells, or malignant B-cell precursors (if the malignancy first appeared within a precursor cell), remaining after treatment.

     In April 1995, the Company and Genentech began a pivotal Phase III trial of IDEC-C2B8 at over 30 clinical sites including leading cancer centers in the United States and Canada. Patient enrollment for this trial was completed in March 1996. In this single-arm, single-agent Phase III clinical trial, patients with low-grade or follicular non-Hodgkin's B-cell lymphomas receive four weekly infusions of IDEC-C2B8. The study will evaluate the tumor response rate to treatment and duration of response in approximately 150 patients with relapsed disease. In May 1996, the Company announced preliminary results on the first 48 evaluable patients (out of 166 patients enrolled) in its pivotal Phase III trial of IDEC-C2B8. The preliminary results confirmed the response rate and safety profile of the antibody seen in clinical trials to date. Specifically, of the first 48 evaluable patients, 23 responded to treatment with IDEC-C2B8, for an overall response rate of 47.9%. Six of these responses were complete responses (12.5%) and 17 were partial responses (35.4%).

     In October 1994, the Company completed the Phase II portion of a Phase I/II clinical trial with IDEC-C2B8 involving 34 evaluable patients with relapsed low-grade or follicular lymphomas who received four weekly infusions of IDEC-C2B8. In this trial, 17 of 34 (50%) evaluable patients experienced a complete or partial response (i.e., tumor shrinkage of 50% or greater), with five of these patients having tumor remissions lasting for more than 20 months without maintenance therapy; three of these remissions are ongoing for periods ranging from over 20 months to over 23 months. In clinical trials to date, IDEC-C2B8 as a single agent has shown response rates which are equivalent to or greater than that produced by single agent chemotherapy, yet patients have suffered neither the bone marrow damage nor the range and severity of other toxicities associated with conventional cancer treatments. Furthermore, treatment with IDEC-C2B8 can be completed in a matter of weeks rather than over several months, which is typical of chemotherapy.

     In November 1995, the Company completed enrollment for a Phase II clinical trial of IDEC-C2B8 in combination with chemotherapy for the treatment of low-grade, B-cell lymphoma. In this trial, patients were given alternating cycles of IDEC-C2B8 and CHOP combination chemotherapy (cyclophosphamide, doxorubicin, vincristine and prednisone), beginning and ending with the antibody. In this ongoing combination therapy trial, all of the patients treated to date have responded (100% overall response rate), while 28 out of 29 patients have ongoing responses ranging from over six to over 22 months. Of the 29 patients completing all scheduled treatments, 19 (66%) have achieved a complete response and 10 (34%) have achieved a partial response. In addition, because IDEC-C2B8's mode of action is separate from that of conventional anti-cancer drugs, the two treatments do not exhibit overlapping toxicities. The addition of IDEC-C2B8 to the conventional chemotherapy regimen is designed to extend both the quality and duration of tumor remissions achievable with chemotherapy alone, without adding significantly to the toxicity of chemotherapy. This trial is being conducted in parallel with ongoing studies of IDEC-C2B8 as a single agent for treatment of lymphoma, and is an additional step in the development of this product to show the possible breadth of applications of antibody therapy for treatment of lymphomas.

     In addition to these findings, the Company observed, following combination treatment with chemotherapy in six of seven patients, the disappearance from their bone marrow of bcl-2, a chromosomal marker associated with malignant cells, which was present prior to treatment. In the pivotal Phase III trial as reported in May 1996, 28 patients who had completed therapy with IDEC-C2B8 were evaluated for the presence of the bcl-2 tumor marker either in the blood or in the marrow. The blood test showed 12 of 16 patients converting from positive to negative bcl-2 status and the marrow sampling showed six of 12 patients converting. Tracking this marker may provide information on patient outcome, as well as a way to monitor minimal residual disease after therapy. Research has shown that patients treated with conventional chemotherapy alone do not become bcl-2 negative in the bone marrow. In addition, the presence of residual bcl-2 positive cells in reinfused, purged autologous bone marrow appears to correspond to a significantly increased risk of relapse in lymphoma patients undergoing bone marrow transplantation. In future clinical studies, the Company plans to evaluate further the effect of IDEC-C2B8 on this chromosomal marker.

     IDEC-Y2B8 and IDEC-In2B8. Due to the sensitivity of B-cell tumors to radiation, radiation therapy has historically played, and continues to play, an important role in the management of B-cell lymphomas. Radiation therapy currently consists of external beam radiation focused on certain areas of the body with tumor burden. IDEC Pharmaceuticals is developing two antibody products which are intended to deliver targeted immunotherapy by means of injectable radiation to target sites expressing the CD20 determinant, such as lymphatic B-cell tumors. In clinical testing, IDEC-In2B8 is first used to image the patient's tumor and to provide information for determining the proper dose of the therapeutic product. The low-energy gamma particle emitted by IDEC-In2B8 is detectable outside the body, thereby allowing an image to be taken. The companion therapeutic product, IDEC-Y2B8, provides targeted radiation therapy by emitting a high-energy beta particle which is absorbed by surrounding tissue, leading to tumor destruction. The Company's objective with these products is to provide safer, more effective radiation therapy than is possible with external beam radiation and to provide this radiation therapy in an outpatient setting.

     IDEC-Y2B8 is an anti-CD20 murine antibody that is radiolabeled with the isotope yttrium-90. This radioisotope is well suited for therapeutic purposes because of its energy, radius of activity and half-life. It emits only beta radiation. Other radioisotopes, such as iodine-131, emit both beta and gamma radiation and at certain therapeutic doses require that the patient be hospitalized and isolated in a lead-shielded room for several days. In contrast, the beta particle emitted by yttrium-90 is absorbed by tissue immediately adjacent to the antibody. The Company believes that this short penetrating radiation will permit the use of the product in outpatient therapy.

     The Company completed a dose-escalating Phase I clinical trial with IDEC-Y2B8 in early 1995. Response rates for this trial from single doses of IDEC-Y2B8 in 14 patients included four complete responses (28%) and five partial responses (36%) for an overall response rate (complete plus partial responses) of 64%. Single doses of IDEC-Y2B8 showed clinical activity comparable to that of intensive, multiple dose, salvage chemotherapy, with response durations exceeding those of the patients' most recent chemotherapy. Starting at low doses (20 milliCuries of yttrium-90), each patient in a group of three was given a measured dose of radiation. As each radiation dose level was shown to be well tolerated, each patient in a subsequent group was given a higher dose (up to 50 milliCuries of yttrium-90). As expected, at higher radiation doses, there was observed destruction of cells in the bone marrow in addition to anti-tumor activity. This adverse side effect was managed through autologous bone marrow transplantation, involving the reconstitution of bone marrow from the patient's own bone marrow cells and/or peripheral blood stem cells which were harvested and, to the extent possible, purged of malignant cells prior to radiation therapy. Three patients over 17 courses of therapy required this type of supportive treatment following radiation therapy with IDEC-Y2B8. During 1996, the Company and Genentech plan to initiate a Phase I/II clinical trial of IDEC-Y2B8 using a kit that simplifies product administration.

     AUTOIMMUNE AND INFLAMMATORY PRODUCTS

     IDEC Pharmaceuticals is developing a new class of antibodies, termed PRIMATIZED antibodies, that are of part human, part macaque monkey, origin. These antibodies are structurally similar to, and potentially indistinguishable by a patient's immune system from, human antibodies. PRIMATIZED antibodies may provide therapeutic intervention for diseases or conditions not amenable to chronic treatment with mouse-derived antibodies. The Company's objective with its PRIMATIZED antibodies is to provide therapies that can be used to control autoimmune diseases characterized by overactive immune functions. The Company has entered into research and development collaborations with SmithKline Beecham, Mitsubishi, Seikagaku and Eisai which all utilize the Company's PRIMATIZED technology and which target distinct, cell surface determinants. See "-- Strategic Alliances."

     PRIMATIZED IDEC-CE9.1. Through its collaboration with SmithKline Beecham, IDEC Pharmaceuticals is developing therapeutic products for the treatment of autoimmune disease based on PRIMATIZED anti-CD4 antibodies. In order to develop a PRIMATIZED anti-CD4 antibody, Company scientists immunized macaque monkeys with the human CD4 antigen and harvested the resulting antibody-producing immune cells. The gene responsible for the production of the desired anti-CD4 antibody was isolated and used to develop the PRIMATIZED anti-CD4 antibody, IDEC-CE9.1. This antibody consists of a variable region from a macaque monkey and a constant region, that portion responsible for interaction with the immune system, from a human. Upon analysis of the amino acid sequences comprising the IDEC-CE9.1 antibody, its structure was found to be indistinguishable from antibodies normally produced by humans. In addition, IDEC-CE9.1 binds tightly to the CD4 antigen and exhibits desirable immunosuppressive activities. In October 1995, the Company and SmithKline Beecham completed a Phase I/II clinical trial of IDEC-CE9.1. The Phase I/II trial was a multi-dose, dose-escalating study of IDEC-CE9.1 in 40 patients with moderate to severe rheumatoid arthritis. In the study, 20 of the 40 patients treated over all dose groups experienced a reduction of at least 20% in their rheumatoid arthritis symptoms (as measured by the American College of Rheumatology criteria) and 13 of these responders showed improvement of greater than 50%. These results were obtained without infusion-related or serious therapy-related adverse effects, diminution of therapeutic response following repeat administration or prolonged T-cell depletion that others have observed with other anti-CD4 antibodies. SmithKline Beecham is conducting a second, larger Phase II study of IDEC-CE9.1 in patients with rheumatoid arthritis, that is randomized, double-blinded and placebo-controlled; patient treatment in this trial was completed in the first quarter of 1996. In addition, IDEC Pharmaceuticals and SmithKline Beecham have begun expanding their investigation of IDEC-CE9.1 for potential use in the treatment of asthma.

     PRIMATIZED Anti-B7. In November 1993, the Company entered into a research and development collaboration with Mitsubishi that focuses on the development of PRIMATIZED antibodies directed at a B7 determinant. This B7 determinant appears on the surface of antigen-presenting cells and is involved in the interaction of these cells with T cells in triggering a cascade of immune system responses. Antibodies directed at B7 determinants may block this cascade and, therefore, may be useful in preventing unwanted immune responses in certain inflammatory and chronic autoimmune conditions. Mitsubishi has actively shared in the development process, generating animal models and participating in research with the Company. This effort has resulted in the identification of a PRIMATIZED antibody lead candidate which will undergo preclinical testing, process development and manufacturing of clinical material during 1996.

     PRIMATIZED Anti-CD23. In December 1994, the Company entered into a collaboration with Seikagaku aimed at the development of PRIMATIZED anti-CD23 antibodies for the potential treatment of allergic rhinitis, asthma and other allergic conditions. Antibodies against the CD23 receptor on certain white blood cells inhibit the production of immune system molecules called immunoglobulin class E, or IgE, which are known to trigger allergic conditions. At the same time, anti-CD23 antibodies do not affect the production of the immunoglobulins (the patient's own antibodies) responsible for granting protective immunity to infectious agents. Thus, PRIMATIZED anti-CD23 antibodies may provide a unique new approach to treating chronic illnesses such as allergic rhinitis and asthma. This effort has resulted in the identification of a PRIMATIZED antibody lead candidate which will undergo preclinical testing, process development and manufacturing of clinical material during 1997.

     Humanized and PRIMATIZED Anti-gp39. In December 1995, the Company entered into a research and development collaborative agreement with Eisai. The collaboration focuses on developing humanized and PRIMATIZED antibodies against the gp39 antigen. This antigen, also referred to as the CD40 ligand, is an essential immune system trigger for B-cell activation and antibody production. Potential target indications include transplantation and antibody-mediated autoimmune diseases such as idiopathic thrombocytopenic purpura ("ITP") and SLE.

     The development of a humanized anti-gp39 antibody is based on technology that the Company licensed from Dartmouth University where researchers have shown that the binding of gp39 to its CD40 receptor on B cells is essential for proper immune system function. These researchers generated anti-gp39 antibodies that blocked this T-cell and B-cell interaction and halted disease progression in a variety of animal models of disease characterized by abnormal or unwanted immune response. Moreover, when researchers ended the animals' anti-gp39 treatments, the animals' antibody-producing capacity returned to normal levels, but their disease remained suppressed. Treatment with the anti-gp39 antibodies appeared to have reset the animals' immune systems and restored a normal immune response. Under the collaborative agreement, the Company and Eisai have agreed to develop a humanized anti-gp39 antibody and launch additional efforts to develop a second generation, PRIMATIZED anti-gp39 antibody. This effort has resulted in the identification of a humanized anti-gp39 antibody lead candidate which will undergo preclinical testing, process development and manufacturing of clinical trial material in late 1996 or early 1997.

  OTHER PRODUCTS

     The Company has discovered certain other products through the application of its technology platform.

     Human Anti-RSV Antibodies. The Company has applied its technology to the discovery and generation of fully human antibodies directed against the respiratory syncytial virus ("RSV") which infects the lungs. RSV is responsible for approximately 100,000 hospitalizations in the United States each year. The Company intends to seek a commercial strategic partner with an infectious disease franchise to conduct human clinical studies and to commercialize the anti-RSV antibodies.

     PROVAX. The Company has developed a proprietary antigen formulation, PROVAX, that when mixed with soluble antigens, safely induces specific cytotoxic T-lymphocyte ("CTL") responses, as well as strong antibody responses. CTLs are important effectors of the immune response against virally infected or cancerous cells and act by recognizing specific antigen fragments on those cells. The Company announced in December 1995 that it had received a notice of allowance for a United States patent covering methods using PROVAX to induce specific CTL-mediated responses in humans and animals. The Company intends to seek strategic partners for the development of PROVAX as an antigen formulation for therapeutic vaccines.

     Research and development expenses of the Company were $18.7 million, $21.2 million and $22.5 million in 1993, 1994 and 1995, respectively, and $5.5 million and $5.6 million in the three months ended March 31, 1995 and 1996, respectively. See "-- Strategic Alliances."

STRATEGIC ALLIANCES

     The Company has entered into one or more strategic partnering arrangements for each of its principal product development programs. Through these strategic partners, the Company is funding a significant portion of its product development costs and is capitalizing on the production, development, regulatory, marketing and sales capabilities of its partners. Unless otherwise indicated, the amounts shown below as potential payments include license fees, research and development fees and, with respect to Genentech, SmithKline Beecham and Zenyaku, equity investments, but do not include potential royalties. The Company's entitlement to such payments depends on achieving milestones related to development, clinical trials results and regulatory approvals and other factors. These arrangements include:

     Genentech, Inc. In March 1995, the Company and Genentech entered into a collaborative agreement for the clinical development and commercialization of the Company's anti-CD20 monoclonal antibody, IDEC-C2B8, for the treatment of non-Hodgkin's B-cell lymphomas. In February 1996, the parties extended this collaboration to include two radioconjugates, IDEC-Y2B8 and IDEC-In2B8. Concurrent with the collaborative agreement, the Company and Genentech also entered into an expression technology license agreement for a proprietary gene expression technology developed by the Company and a preferred stock purchase agreement providing for certain equity investments in the Company by Genentech. Under the terms of these agreements, the Company may receive payments totaling $57.0 million, subject to the attainment of certain milestones, of which $19.5 million has been recognized as of March 31, 1996. In addition, the

Company and Genentech will co-promote IDEC-C2B8 in the United States and the Company and Genentech or its sublicensee will co-promote IDEC-C2B8 in Canada, with the Company receiving a share of profits. Genentech will retain commercialization rights throughout the rest of the world, except in Japan where Zenyaku will be responsible for development, marketing and sales. Genentech has granted Hoffmann-La Roche marketing rights outside of the United States. The Company will receive royalties on sales outside the United States and Canada. Additionally, pursuant to an expression technology license agreement, the Company is entitled to receive royalties on sales of Genentech products manufactured using the Company's proprietary gene expression technology. Genentech may terminate this agreement for any reason beginning on the date of availability of data from the first Phase III clinical trial of IDEC-C2B8. In connection with the collaboration, Genentech purchased shares of the Company's convertible preferred stock. The collaborative agreement between the Company and Genentech provides two independent mechanisms by which either party may purchase or sell its rights in the co-promotion territory from/to the other party. Upon the occurrence of certain events that constitute a change of control of the Company, Genentech may elect to present an offer to the Company to purchase the Company's co-promotion rights. The Company must then accept Genentech's offer or purchase Genentech's co-promotion rights for an amount scaled (using the profit sharing ratio between the parties) to Genentech's offer. Under a second mechanism, after a specified period of commercial sales and (i) upon a certain number of years of declining co-promotion profits or (ii) if Genentech files for U.S. regulatory approval on a competitive product during a limited period of time, either party may offer to purchase the other party's co-promotion rights. The offeree may either accept the offer price or purchase the offeror's co-promotion rights at the offer price scaled to the offeror's share of co-promotion profits. See "Principal Shareholders" and "Description of Capital Stock."

     SmithKline Beecham, p.l.c. In October 1992, the Company and SmithKline Beecham entered into an exclusive worldwide collaborative research and license agreement limited to the development and commercialization of therapeutic products based on the Company's PRIMATIZED anti-CD4 antibodies. Under the terms of this agreement, the Company may receive payments in excess of $60.0 million, subject to the attainment of certain milestones, of which $28.6 million has been recognized as of March 31, 1996. The Company will receive funding for anti-CD4 related research and development programs, as well as royalties and a share of co-promotion profits in the United States and Canada on sales of products which may be commercialized as a result of the collaboration. At any time, SmithKline Beecham may terminate this agreement by giving the Company 30 days' written notice based on a reasonable determination that the products do not justify continued development or marketing. In connection with the collaboration, SmithKline Beecham purchased shares of Common Stock and warrants exercisable into Common Stock. See "Principal Shareholders."

     Mitsubishi Chemical Corporation. In November 1993, the Company entered into a three-year collaborative agreement with Mitsubishi for the development of a PRIMATIZED anti-B7 antibody. The Company and Mitsubishi are currently in discussions with Mitsubishi to extend the term of the agreement; there can be no assurance that such discussions will be successful. Under the terms of the agreement, the Company may receive payments totaling $12.2 million to fund research of the PRIMATIZED anti-B7 antibody, subject to the attainment of certain milestones, of which $5.7 million has been recognized as of March 31, 1996. Under the agreement, the Company has granted Mitsubishi an exclusive license in Asia to make, use and sell PRIMATIZED anti-B7 antibody products. The Company will receive royalties on sales of the developed products by Mitsubishi. At any time, Mitsubishi may terminate this agreement by giving the Company 30 days' written notice based on a reasonable determination that the products do not justify continued development or marketing or based on failure to reach milestones.

     Seikagaku Corporation. In December 1994, the Company and Seikagaku entered into a collaborative development agreement and a license agreement aimed at the development and commercialization of therapeutic products based on the Company's PRIMATIZED anti-CD23 antibodies. Under the terms of these agreements, Seikagaku may provide up to $26.0 million in milestone payments and support for research and development, subject to the attainment of certain milestones, of which $5.4 million has been recognized as of March 31, 1996. Under the agreement, Seikagaku has received exclusive rights in Europe and Asia to all products emerging from the collaboration. The Company will receive royalties on eventual product sales by

Seikagaku. At any time, Seikagaku may terminate this agreement by giving the Company 60 days' written notice based on a reasonable determination that the products do not justify continued development or marketing.

     Eisai Co., Ltd. In December 1995, the Company and Eisai entered into a collaborative development agreement and a license agreement aimed at the development and commercialization of humanized and PRIMATIZED anti-gp39 antibodies. Under the terms of these agreements, Eisai may provide up to $37.5 million in milestone payments and support for research and development, subject to the attainment of certain milestones, of which $5.9 million has been recognized as of March 31, 1996. Eisai will receive exclusive rights in Asia and Europe to develop and market resulting products emerging from the collaboration, with the Company receiving royalties on eventual product sales by Eisai. At any time, Eisai may terminate this agreement by giving the Company 60 days' written notice based on a reasonable determination that the products do not justify continued development or marketing.

     Chugai Pharmaceutical Co., Ltd. In March 1996, the Company and Chugai entered into a worldwide license agreement (co-exclusive with IDEC Pharmaceuticals, Genentech and up to two additional companies) for IDEC Pharmaceuticals' proprietary vector technology for high expression of recombinant proteins in mammalian cells. As part of the agreement, Chugai paid an upfront licensing fee of $4.5 million to IDEC Pharmaceuticals, and will pay royalties on sales of Chugai products manufactured using the technology.

MANUFACTURING

     From its inception, the Company has focused on establishing and maintaining a leadership position in cell culture techniques for antibody manufacturing. Cell culture provides a method for GMP manufacturing of clinical and commercial grade protein products by reproducible techniques at various scales, up to many kilograms of antibody. The Company's state-of-the-art manufacturing facility is based on the suspension culture of mammalian cells in stainless steel vessels. Suspension culture fermentation provides greater flexibility and more rapid production of the large amounts of antibodies required for pivotal trials than the bench-scale systems that were previously utilized by the Company. During 1995, the Company doubled the cell culture manufacturing capacity of its facility with the installation of a second 2,750-liter production vessel that is supported by existing upstream and downstream equipment. Consequently, the Company believes it may be able to utilize its current facility for the early commercialization of IDEC-C2B8 in the United States prior to relying on additional capacity from a larger manufacturing plant currently under construction by Genentech. Currently, the manufacturing facility is used to produce clinical material for IDEC and to do contract manufacturing for Upjohn & Pharmacia and Oravax. However, commercial sale of product manufactured at the Company's manufacturing facility may occur only after approval of a BLA including facility inspection by the FDA. See "-- Government Regulation." The Company's facility is designed to provide same-site, same-scale manufacture of products for both pivotal trial and commercial uses.

     During 1996, the Company will manufacture IDEC-C2B8, IDEC-Y2B8, IDEC-In2B8 and other product candidates for clinical trials at its manufacturing facility in San Diego, California. The Company anticipates that its facility in San Diego should provide sufficient production capacity to meet clinical and early commercial requirements of IDEC-C2B8. The Company is relying on Genentech to fulfill long-term manufacturing demands for its IDEC-C2B8 product and SmithKline Beecham to fulfill all of the manufacturing requirements for IDEC-CE9.1. The Company is considering the addition of another manufacturing facility to meet its long-term requirements for its future pipeline products.

     The Company has developed a method of engineering mammalian cell cultures using a proprietary gene expression technology that rapidly and reproducibly selects for stable cells, producing high levels of desired proteins. This technology allows the efficient production of proteins at yields that may be significantly higher, and costs that may be significantly lower, than current, competing cell culture methods. IDEC Pharmaceuticals has successfully applied this technology to the commercial scale production of IDEC-C2B8.

     The Company has made its production technology platform available for licensing to a small number of other biopharmaceutical and pharmaceutical companies. In March 1995, Genentech, one of the premier companies in recombinant DNA-based production, became the first to license the Company's gene expression technology for its own product development efforts. This technology has also been licensed to Chugai. Additionally, the Company is applying its gene expression technology on a contract basis to develop specific high-yielding cell lines for firms seeking to shorten product development cycles and reduce production costs. In 1995, the Company established cell line development contracts with Hoffmann-La Roche, Biogen and Pharmacia & Upjohn and manufacturing contracts with OraVax and Pharmacia & Upjohn.

PATENTS AND PROPRIETARY TECHNOLOGY

     The biopharmaceutical field is characterized by a large number of patent filings. A substantial number of patents have already been issued to other biotechnology and biopharmaceutical companies. Particularly in the monoclonal antibody field, competitors may have filed applications for or have been issued patents and may obtain additional patents and proprietary rights relating to products or processes competitive with or similar to those of the Company. To date, no consistent policy has emerged regarding the breadth of claims allowed in biopharmaceutical patents. There can be no assurance that patents do not exist in the United States or in foreign countries or that patents will not be issued that would have an adverse effect on the Company's ability to market its products. Accordingly, the Company expects that commercializing monoclonal antibody-based products may require licensing and/or cross-licensing of patents with other companies in the field. There can be no assurance that the licenses, which might be required for the Company's processes or products, would be available on commercially acceptable terms, it at all. The ability to license any such patents and the likelihood of successfully contesting the scope or validity of such patents are uncertain and the costs associated therewith may be significant. If the Company is required to acquire rights to valid and enforceable patents but cannot do so at a reasonable cost, the Company's ability to manufacture or market its products would be materially adversely affected.

     IDEC Pharmaceuticals holds one issued and one allowed United States patent, 18 United States patent applications and numerous corresponding foreign patent applications. Certain other patents and/or applications owned by third parties have been exclusively licensed, as in the case of anti-gp39 technology licensed from Dartmouth University, or non-exclusively licensed by IDEC Pharmaceuticals. The Company has filed trademark applications in the United States, Canada and in certain international markets for the trademarks "PRIMATIZED," "PROVAX," "IDEC Pharmaceuticals" and the Company's stylized logo. "IDEC Pharmaceuticals," the logo and "PRIMATIZED" have been registered as trademarks in the United States.

     The Company has a pending United States patent application and foreign counterparts broadly directed to its pan-B antibody technology, including IDEC-C2B8, and the radioimmunoconjugates, IDEC-Y2B8 and IDEC-In2B8. The Company's radioimmunoconjugate products include a patented chelating agent that is non-exclusively licensed to the Company. The Company has received a notice of intent to grant from the European Patent Office on a patent covering IDEC-C2B8. Genentech, IDEC Pharmaceuticals' collaborative partner for IDEC-C2B8, has recently secured an exclusive license to a United States patent and counterpart foreign patent applications assigned to Xoma Corporation ("XOMA") that relate to chimeric antibodies against the CD20 antigen. Genentech has granted IDEC Pharmaceuticals a sublicense to make, have made, use, and sell certain products, including IDEC-C2B8, under such patents/applications. Genentech and the Company will share certain up-front licensing fees and any royalties due to XOMA in the Genentech/IDEC co-promotion territory.

     The Company has filed for worldwide patent protection on its PRIMATIZED antibody technology. In March 1996, the Company received a Notice of Allowance for a United States patent application claiming the Company's PRIMATIZED antibodies. These applications generically and specifically cover the Company's PRIMATIZED antibody technology.

     PROVAX, the Company's antigen formulation, is the subject matter of an issued United States Patent; foreign counterparts are pending. In addition, United States and foreign patent applications have been filed on aspects of the Company's proprietary high-yield gene expression technology.

     Specifically, the Company is aware of several patents and patent applications which may affect the Company's ability to make, use and sell its products, including:

          (i) United States patent applications and foreign counterparts filed by Bristol-Myers that disclose antibodies to a B7 antigen.

          (ii) A recently issued United States patent assigned to Columbia University which the Company believes has been exclusively licensed to Biogen, disclosing monoclonal antibodies to the 5C8 antigen found on T cells. The Company believes the 5C8 antigen and gp39, the target for the Company's anti-gp39 antibodies and its collaboration with Eisai, may be the same protein expressed on the surface of T cells.

          (iii) A European patent issued in January 1996 to Protein Design Labs which discloses methods of making amino acid substitutions in antibody structures and may relate to the Company's "humanized" anti-gp39 antibody being developed in collaboration with Eisai.

          (iv) A number of issued patents that relate to various aspects of radioimmunotherapy and to methods of treating patients with anti-CD4 antibodies.

     The owners, or licensees of the owners, of these patents may assert that one or more of the Company's products infringe one or more claims of such patents. If legal action is commenced against the Company to enforce any of these patents and the plaintiff in such action prevails, the Company could be prevented from practicing the subject matter claimed in such patents. In such event or under other appropriate circumstances, the Company may attempt to obtain licenses to such patents. However, no assurance can be given that any owner would license the patents to the Company, at all or on terms that would permit commercialization of the Company's products using such technology. An inability to commercialize such products would have a material adverse effect on the Company's operations and ability to pursue its long-term objectives.

     If the Company is required to enforce any of its patents, such enforcement may require the use of substantial financial and human resources of the Company. The Company may also have to participate in interference proceedings if declared by the United State Patent and Trademark Office to determine priority of invention, which typically take years to resolve and could also result in substantial costs to the Company. Moreover, should the Company need to circumvent existing patents, substantial delays and expense in product redesign and development or significant legal expense and uncertainty in asserting non-infringement, invalidity and/or unenforceability of any patent may also result. The Company also relies upon unpatented trade secrets, and no assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology, or that the Company can meaningfully protect such rights.

     IDEC Pharmaceuticals requires its employees, consultants, outside scientific collaborators and sponsored researchers and other advisers to execute confidentiality agreements upon the commencement of employment or consulting relationships with the Company. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with IDEC Pharmaceuticals is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees of the Company, the agreement provides that all inventions conceived by such employees shall be the exclusive property of the Company. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for the Company's trade secrets in the event of unauthorized use or disclosure of such information.

COMPETITION

     The development of therapeutic agents for human disease is intensely competitive. Many different approaches are being developed or have already been adopted into routine use for the management of diseases targeted by the Company. Competitive approaches to the Company's products include radioimmunotherapies and antibody-drug and antibody-toxin conjugates for cancers, and chemotherapeutic agents and various immunologically based agents for cancers and autoimmune disorders. Ultimately, the Company believes that its products will be competitive or complementary to existing products and other products still in development. In some cases, the Company's products may be used along with other agents in "combination therapies."

     Many of the Company's existing or potential competitors have substantially greater financial, technical and human resources than the Company and may be better equipped to develop, manufacture and market products. In addition, many of these companies have extensive experience in preclinical testing and human clinical trials. These companies may develop and introduce products and processes competitive with or superior to those of the Company. The Company is aware that certain other companies are in the process of clinical testing of potentially competitive biotechnology-based products. If approved for the same indications for which the Company is developing products, such products may make it more difficult for the Company to obtain approval of its own products or reduce the potential market shares for the Company's products.

     The Company's competition will be determined in part by the potential indications for which the Company's antibodies are developed and ultimately approved by regulatory authorities. For certain of the Company's potential products, an important factor in competition may be the timing of market introduction versus that of competitive products. Accordingly, the relative speed with which the Company develops its products, completes the required approval processes and generates and markets commercial product quantities are expected to be important competitive factors. The Company expects that competition among products approved for sale will be based, among other factors, on product activity, safety, reliability, availability, price, patent position and new usage and purchasing patterns established by managed care and other group purchasing organizations.

     The Company's competitive position also depends upon its ability to attract and retain qualified personnel, obtain patent protection or otherwise develop proprietary products or processes, secure sufficient capital resources to complete product development and regulatory processes, to build a marketing and sales organization, and to build or obtain large-scale manufacturing facilities, if required beyond its facility in San Diego.

GOVERNMENT REGULATION

     The testing, manufacturing, labeling, advertising, promotion, export and marketing, among other things, of the Company's proposed products are subject to extensive regulation by governmental authorities in the United States and other countries. In the United States, pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act. At the present time, the Company believes that its products will be regulated by the FDA as biologics. Manufacturers of biologics may also be subject to state regulation.

     The steps required before a biologic may be approved for marketing in the United States generally include (i) preclinical laboratory tests and animal tests, (ii) the submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may commence, (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the product, (iv) the submission to the FDA of a PLA and ELA, or in certain circumstances (discussed below) a BLA, (v) FDA review of the PLA and the ELA, or, where applicable, the BLA, and (vi) satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is made to assess compliance with GMP. The testing and approval process requires substantial time, effort, and financial resources and there can be no assurance that any approval will be granted on a timely basis, if at all.

     Preclinical tests include laboratory evaluation of the product, as well as animal studies to assess the potential safety and efficacy of the product. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may be commenced. The IND will automatically become effective 30 days after receipt by the FDA, unless the FDA before that time raises concerns or questions about the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials.

     Clinical trials involve the administration of the investigational product to healthy volunteers or patients under the supervision of a qualified principal investigator. Further, each clinical study must be reviewed and approved by an independent Institutional Review Board.

     Clinical trials typically are conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug into human subjects, the drug is usually tested for safety (adverse effects), dosage tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics. Phase II usually involves studies in a limited patient population to (i) evaluate preliminarily the efficacy of the drug for specific, targeted indications, (ii) determine dosage tolerance and optimal dosage and (iii) identify possible adverse effects and safety risks. Phase III trials generally further evaluate clinical efficacy and test further for safety within an expanded patient population.

     In the case of products for severe or life-threatening diseases, the initial human testing is sometimes done in patients rather than in healthy volunteers. Since these patients are already afflicted with the target disease, it is possible that such studies may provide evidence of efficacy traditionally obtained in Phase II trials. These trials are frequently referred to as "Phase I/II" trials. There can be no assurance that Phase I, Phase II or Phase III testing will be completed successfully within any specific time period, if at all, with respect to any of the Company's product candidates. Furthermore, the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

     The results of the preclinical studies and clinical studies, together with detailed information on the manufacture and composition of the product, are submitted to the FDA in the form of a PLA/ELA or BLA requesting approval to market the product. Before approving a PLA/ELA or BLA, the FDA will inspect the facilities at which the product is manufactured, and will not approve the product unless GMP compliance is satisfactory. The FDA may deny a PLA/ELA or BLA if applicable regulatory criteria are not satisfied, require additional testing or information, and/or require postmarketing testing and surveillance to monitor the safety or efficacy of a product. There can be no assurance that FDA approval of any PLA/ELA or BLA submitted by the Company will be granted on a timely basis or at all. Also, if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which it may be marketed.

     On May 14, 1996, the FDA adopted a new regulation, effective May 24, 1996, regarding the license application process for certain biological products. Those biological products that fall within the regulation will be reviewed on the basis of a single BLA, rather than a PLA/ELA. The BLA includes the same information as the current PLA, but certain of the data now required as part of the ELA do not have to be submitted or reviewed during the approval process. This new rule is intended, at least in part, to lessen the regulatory burden on manufacturers of certain biologics and accelerate the approval process. The Company believes that its products currently in clinical trials fall within the new regulation as monoclonal antibody products for in-vivo use. There can be no assurance, however, that the FDA will consider the new regulation applicable to any of the Company's products, or that the BLA process, if applicable to the Company's products, will have the intended effect of reducing review times.

     Additionally, in March 1996, the FDA announced a new policy intended to accelerate the approval process for cancer therapies. Previously, cancer therapies have been approved primarily on the basis of data regarding patient survival rates and/or improved quality of life. Evidence of partial tumor shrinkage, while often part of the data relied on for approval, was considered insufficient by itself to warrant approval of a cancer therapy, except in limited situations. Under the FDA's new policy, which became effective immediately, the FDA has significantly broadened the circumstances in which evidence of partial tumor shrinkage is considered sufficient for approval. This policy is intended to make it easier to study cancer therapies and shorten the total time for marketing approvals.

     As a general matter, data regarding partial tumor shrinkage can be developed in less time than survival data, and it may therefore be possible under this policy to submit a BLA (or PLA/ELA if necessary) for cancer therapies earlier than had previously been anticipated. There can be no assurance, however, that the FDA's new policy will be deemed to apply to IDEC-C2B8 or any of the Company's other products, or that, if applicable, the policy will, in fact, accelerate the approval process. Moreover, the accelerated approval process does not necessarily increase the likelihood that any of the Company's products will be approved by the FDA.

Both before and after approval is obtained, violations of regulatory requirements, including the preclinical and clinical testing process, the PLA/ELA or BLA review process, or thereafter (including after approval) may result in various adverse consequences, including the FDA's delay in approving or refusal to approve a product, withdrawal of an approved product from the market, and/or the imposition of criminal penalties against the manufacturer and/or license holder. For example, license holders are required to report certain adverse reactions to the FDA, and to comply with certain requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to GMP regulations after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with GMP. Accordingly, manufacturers must continue to expend time, monies and effort in the area of production and quality control to maintain GMP compliance. In addition, discovery of problems may result in restrictions on a product, manufacturer or license holder, including withdrawal of the product from the market. Also, new government requirements may be established that could delay or prevent regulatory approval of the Company's products under development.

     The Company will also be subject to a variety of foreign regulations governing clinical trials and sales of its products. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. At least initially, the Company intends, to the extent possible, to rely on foreign licensees to obtain regulatory approval for marketing its products in foreign countries.

     Orphan Drug Designation. Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a "rare disease or condition," which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting a PLA/ELA or BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product which has an orphan drug designation subsequently receives FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, i.e., the FDA may not approve any other applications to market the same drug for the same indication, except in certain very limited circumstances, for a period of seven years.

     In 1994, the Company obtained orphan drug designation for IDEC-C2B8, IDEC-Y2B8, and IDEC-In2B8 from the FDA to treat low-grade B-cell lymphoma. There can be no assurance that any of these compounds will receive orphan exclusivity for the low-grade B-cell lymphoma indication, and it is possible that competitors of the Company could obtain approval, and attendant orphan drug exclusivity, for these same compounds for the low-grade B-cell lymphoma indication, thus precluding the Company from marketing its product(s) for the same indication in the United States. In addition, even if the Company does obtain orphan exclusivity for any of its compounds for low-grade B-cell lymphoma, there can be no assurance that competitors will not receive approval of other, different drugs or biologics for low-grade B-cell lymphoma. Although obtaining FDA approval to market a product with orphan drug exclusivity can be advantageous, there can be no assurance that the scope of protection or the level of marketing exclusivity that is currently afforded by orphan drug designation will remain in effect in the future.

PHARMACEUTICAL PRICING AND REIMBURSEMENT

     The future revenues and profitability of biopharmaceutical companies as well as the availability of capital may be affected by the continuing efforts of government and third party payors to contain or reduce costs of health care through various means. In the United States, there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement governmental control on pharmaceutical pricing. While the Company cannot predict whether any such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on the Company's business, financial condition or prospects. In addition, the Company's ability to commercialize its products successfully will depend in part on the extent which appropriate reimbursement levels for the cost of such products and related treatment are obtained from governmental authorities, private health insurers and other organizations, such as HMOs. Third party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs may all result in lower prices for the Company's products. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could adversely affect the Company's ability to sell its products and may have a material adverse effect on the Company.

SALES AND MARKETING

     Commercialization of the Company's products is expensive and time-consuming. The Company has adopted a strategy of pursuing collaborative agreements with strategic partners that provide for co-promotion of certain of the Company's products. In the event that the Company elects to participate in co-promotion efforts in the United States or Canada, and in those instances where the Company has retained exclusive marketing rights in specified territories, the Company will need to build a sales and marketing capability in the targeted markets. The Company currently has a limited marketing staff. There can be no assurance that the Company will be able to establish a sales and marketing capability in any or all targeted markets or that it will be successful in gaining market acceptance for its products. To the extent that the Company enters into co-promotion or other licensing arrangements, any revenues received by the Company will be dependent on the efforts of third parties and there can be no assurance that such efforts will be successful.

     Outside of the United States and Canada, the Company has adopted a strategy to pursue collaborative arrangements with established pharmaceutical companies for marketing, distribution and sales of its products. There can be no assurance that any of these companies or their sublicensees will successfully market or distribute the Company's products or that the Company will be able to establish a successful direct sales organization, co-promotion or distribution arrangements.

EMPLOYEES

     As of March 31, 1996, the Company employed 185 persons, including 180 full-time and five part-time employees. The Company has 134 employees in research and development, of whom 23 hold Ph.D. or M.D. degrees. In addition, the Company retains 22 independent contractors. None of the Company's employees are represented by a labor union or bound by a collective bargaining agreement. Management believes that its overall relations with its employees are good.

ENVIRONMENTAL REGULATION

     The Company's research and development involves the controlled use of hazardous materials, chemicals and various radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. The Company may incur substantial cost to comply with environmental regulations. The Company anticipates no material capital expenditures to be incurred for environmental compliance in fiscal year 1996. In addition, disposal of radioactive materials used by the Company in its research efforts may only be made at approved facilities. Approval of a site in California has been delayed indefinitely. The Company currently stores such radioactive materials on site.

                                   MANAGEMENT

     Certain information about the Company's executive officers and directors as of March 31, 1996 is set forth below:

              NAME                 AGE                        TITLE
- ---------------------------------  ---    ----------------------------------------------
William H. Rastetter, Ph.D.......   47    President, Chief Executive Officer and
                                          Director
Antonio J. Grillo-Lopez, M.D.....   56    Senior Vice President, Medical and Regulatory
                                          Affairs
Nabil Hanna, Ph.D................   52    Senior Vice President, Research and
                                          Preclinical Development
William R. Rohn..................   52    Senior Vice President, Commercial and
                                          Corporate Development
Christopher J. Burman............   46    Vice President, Manufacturing Sciences
Connie L. Matsui.................   42    Vice President, Planning and Resource
                                          Development
Phillip M. Schneider.............   39    Vice President and Chief Financial Officer
Kenneth J. Woolcott..............   37    Vice President, Secretary, General Counsel and
                                          Licensing Executive
Brook H. Byers(1)................   50    Chairman of the Board of Directors
Charles C. Edwards, M.D..........   72    Director
John Groom.......................   57    Director
Kazuhiro Hashimoto...............   55    Director
Peter Barton Hutt................   61    Director
Franklin P. Johnson, Jr..........   67    Director
John P. McLaughlin...............   44    Director
The Honorable Lynn Schenk........   51    Director

- ---------------
(1) Mr. Byers is not standing for re-election at the Company's annual meeting of shareholders to be held May 22, 1996.

     DR. RASTETTER has served as President and Chief Executive Officer of the Company since December 1986 and Chief Financial Officer from 1988 to 1993. Dr. Rastetter has served as a Director of the Company since 1986. From 1984 to 1986, he was Director of Corporate Ventures at Genentech. From 1982 to 1984, Dr. Rastetter served in a scientific capacity at Genentech, directing the Biocatalysis and Chemical Sciences groups. From 1975 to 1982, he held various faculty positions at the Massachusetts Institute of Technology. Dr. Rastetter received his Ph.D. in chemistry from Harvard University in 1975.

     DR. GRILLO-LOPEZ joined the Company as Vice President, Medical and Regulatory Affairs in November 1992 from Du Pont Merck Pharmaceutical Company. In January 1996, he was promoted to Senior Vice President, Medical and Regulatory Affairs. He was employed by Du Pont Merck from 1987 to 1992, where he most recently was Executive Medical Director for International Clinical Research and Development and previously held various clinical and medical director positions at the company. From 1980 to 1987, Dr. Grillo-Lopez was a Vice President in charge of clinical therapeutics and Director of Clinical Oncology Research at Warner Lambert Company's Parke Davis Pharmaceutical Research Division. He trained as a hematologist and oncologist at the University of Puerto Rico School of Medicine, San Juan, where he received his medical degree and subsequently held faculty appointments. He has been an adjunct associate professor in the Department of Medicine (Hematology and Medical Oncology) at the University of Michigan Medical School; was a founder of the Puerto Rico Society of Hematology and the Latin American Society of Hematology; and is a fellow of the International Society of Hematology and the Royal Society of Medicine (London).

     DR. HANNA joined the Company in February 1990 as Vice President, Research and Preclinical Development. In 1993, Dr. Hanna was promoted to Senior Vice President, Research and Preclinical Development. From 1981 to 1990, Dr. Hanna served as Associate Director and then Director of the

Department of Immunology at a SmithKline Beecham company focusing on autoimmune and chronic inflammatory diseases. From 1978 to 1981, he was a research scientist at the NCI-Frederick Cancer Research Center, where he studied the role of immune system cells in host defenses against cancer. From 1973 to 1978, Dr. Hanna was a lecturer in the Department of Immunology at the Hebrew University Medical School in Israel, where he received his Ph.D. in immunology.

     MR. ROHN joined the Company in August 1993 as Senior Vice President, Commercial and Corporate Development. Prior to joining IDEC Pharmaceuticals, Mr. Rohn was employed by Adria Laboratories from 1984, most recently as Senior Vice President of Sales and Marketing with responsibilities for strategic and commercial partnerships as well as all sales and marketing functions in the United States. Prior to Adria, Mr. Rohn held marketing and sales management positions at Abbott Laboratories, Warren-Teed Pharmaceuticals, Miles Laboratories and Mead Johnson Laboratories. Mr. Rohn has a B.A. from Michigan State University.

     MR. BURMAN joined the Company in May 1992 as Vice President, Manufacturing Sciences. He previously served from 1989 to 1992 as Director of Manufacturing Technology at Life Sciences International. From 1985 to 1989, he was t-PA Operations and Technical Services Manager at Genentech, where he was responsible for the start-up of the t-PA manufacturing facility and commercial-scale manufacturing operations. From 1967 to 1985, he held a series of positions at Wellcome Biotech Ltd., culminating in responsibility for worldwide cell culture manufacturing operations. Mr. Burman holds a B.Sc. degree with honors in Applied Biology from the Council for National Academic Awards in the United Kingdom. He also holds graduate qualifications in Industrial Microbiology.

     MS. MATSUI joined the Company in November 1992 as Senior Director, Planning and Resource Development with primary responsibility for strategic planning and human resources. In December 1994, Ms. Matsui was promoted to Vice President, Planning and Resource Development. As a consultant during 1992, Ms. Matsui assisted in the planning and implementation of the Company's unification from sites in Northern and Southern California to its present site in San Diego. From 1977 to 1991, she served in a variety of marketing and general management positions at Wells Fargo Bank including Vice President and Manager responsible for Consumer Retirement Programs and Vice President and Manager in charge of company wide Employee Relations and Communications. Ms. Matsui has a B.A. and an M.B.A. from Stanford University.

     MR. SCHNEIDER joined the Company in February 1987 as Director, Finance and Administration and served as Senior Director, Finance and Administration from 1990 to 1991. In 1991, he became Vice President, Finance and Administration and in 1996 he was appointed Vice President and Chief Financial Officer. From 1984 to 1987, Mr. Schneider served as the Manager of Financial Reporting and as a Senior Analyst for Syntex Laboratories. He earned his C.P.A. while working for KPMG Peat Marwick LLP as a Senior Accountant, received his M.B.A. at the University of Southern California and received a B.S. from University of California, Davis in biochemistry.

     MR. WOOLCOTT joined the Company in March 1989 as Intellectual Property Counsel. In 1990, he became Intellectual Property and Licensing Counsel. Mr. Woolcott was promoted to Deputy General Counsel in 1991 and General Counsel in 1992. In 1993, Mr. Woolcott was appointed Secretary of the Company. In 1994, he was promoted to Vice President, Secretary, General Counsel & Licensing Executive. From 1985 to 1987, he served as Patent Counsel and Associate Counsel at Hybritech, Inc. From 1987 to 1989, he was engaged in the private practice of law in Seattle, Washington. Mr. Woolcott earned his J.D. from George Washington University and a B.S. from Pacific Lutheran University in biochemistry.

     MR. BYERS has been a Director of the Company since its founding, has served as Chairman of the Board since April 1986, and was its President and Chief Executive Officer through November 1986. He has been a General Partner since 1977 at Kleiner Perkins Caufield & Byers, an investor in the Company and was the founding president of four life science companies, including Hybritech, Inc. Mr. Byers is a Director of five other publicly traded life sciences companies, Arris Pharmaceuticals, InSite Vision Incorporated, Athena Neurosciences, Inc., Pharmacopeia, Inc. and Ligand Pharmaceuticals Incorporated. Mr. Byers also sits on the Foundation Board of Directors of the University of California at San Francisco, and is a Director of seven privately held companies. He is a graduate of the Georgia Institute of Technology and holds an M.B.A. from Stanford Graduate School of Business.

     DR. EDWARDS is the retired President and Chief Executive Officer of Scripps Institution of Medicine and Science, having joined the Institution in 1991. Dr. Edwards served as the President and Chief Executive Officer of Scripps Clinic and Research Foundation from 1977 to 1991. Previously, Dr. Edwards held a number of positions with private, public and governmental entities including Commissioner of the U. S. Food and Drug Administration and several positions with the American Medical Association. Dr. Edwards is director of three other publicly traded companies, Bergen Brunswig Corporation, Molecular Biosystems, Inc. and Northern Trust of California. He received his B.S., M.D. and Honorary Degree, Doctor of Science from the University of Colorado and received his M.S. of Surgery from the University of Minnesota. Dr. Edwards has served as a Director of the Company since May 1995.

     MR. GROOM has been President, Chief Executive Officer, and a Director of Athena Neurosciences, Inc. since 1987. Mr. Groom also serves as a Director of Ligand Pharmaceuticals Incorporated. From 1960 to 1985, Mr. Groom was employed by Smith Kline & French Laboratories (SK&F), the pharmaceutical division of the former SmithKline Beckman Corporation. He held a number of positions at SK&F, including: President of SK&F International from 1980 to 1985; Vice President, Europe; Managing Director, United Kingdom; Regional Director of Africa, Asia and the Middle East; Managing Director, India; and Managing Director, Pakistan. Mr. Groom has also served as Chairman of the International Section of the Pharmaceutical Manufacturers Association. Mr. Groom is a Fellow of the Association of Certified Accountants (UK) and has served as a Director of the Company since September 1992.

     MR. HASHIMOTO has been, since 1981, Director of Research and Development of Zenyaku, a private pharmaceutical company in Tokyo, Japan, and an investor in the Company. Mr. Hashimoto was promoted to President of Zenyaku in July 1994. He has served on Zenyaku's Board of Directors since 1977 and is a Director of two privately held companies. Mr. Hashimoto has served as a Director of the Company since July 1991.

     MR. HUTT, former Chief Counsel of the U. S. Food and Drug Administration, is a Partner of the law firm of Covington & Burling in Washington, D.C., having joined the firm in 1960. Mr. Hutt is a Director of CellGenesys, Inc., Emisphere Technologies, Inc., Sparta Pharmaceuticals, Inc., Vivus, Inc., Parexel International, Inc. and Interneuron Pharmaceuticals, Inc., as well as a Director of one privately held company. Mr. Hutt received his L.L.B. degree from Harvard University, received an L.L.M. degree from New York University and received an A.B. degree from Yale University. He has served as a Director of the Company since March 1991.

     MR. JOHNSON has been a General Partner at AMC Partners 84 since 1984. AMC Partners 84 is the General Partner of Asset Management Associates 1984, an investor in the Company. Mr. Johnson is also a Director of Amgen, Inc., Boole & Babbage, Inc., and Tandem Computers Incorporated, as well as a Director of four privately held companies. He has served as a Director of the Company since 1986.

     MR. MCLAUGHLIN joined Genentech, an investor in and corporate partner of the Company, in 1987 as Vice President of Government Affairs. In February 1989, Mr. McLaughlin was named Vice President, General Counsel and Secretary, and in June 1993 he was named Senior Vice President and Secretary. In December 1995, Mr. McLaughlin was appointed Executive Vice President and Secretary of Genentech. Before joining Genentech, Mr. McLaughlin was a partner in Royer, Shacknai & Mehle, where he represented major pharmaceutical companies and other manufacturers. Previously, Mr. McLaughlin was counsel to the House Energy and Commerce Subcommittee on Health and the Environment. He obtained his B.A. from the University of Notre Dame and his J.D. from the Catholic University of America. Mr. McLaughlin has served as a Director of the Company since May 1995.

     MS. SCHENK, currently an attorney, previously served as the United States Congresswoman for the 49th District of the State of California from 1993 to 1995. She previously was an attorney in private practice from 1983 to 1993 and served as the California Secretary of Business, Transportation and Housing from 1980 to 1983. Ms. Schenk is also a Director of Toy Biz, Inc. She received her B.A. in Political Science from the University of California at Los Angeles, earned her J.D. from the University of San Diego and attended the London School of Economics. Ms. Schenk has served as a Director of the Company since May 1995.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Company's Common Stock as of March 31, 1996, by (i) all persons who are beneficial owners of five percent or more of the Company's Common Stock, (ii) each director; (iii) certain executive officers, and (iv) all current directors and executive officers as a group.

                                                                                  PERCENTAGE OF SHARES
                                                                                 BENEFICIALLY OWNED(1)
                                                                  SHARES         ----------------------
                                                               BENEFICIALLY       BEFORE        AFTER
            NAME AND ADDRESS OF BENEFICIAL OWNER                  OWNED          OFFERING      OFFERING
- -------------------------------------------------------------  ------------      --------      --------
SmithKline Beecham p.1.c (2).................................     2,440,860        15.6%         14.2%
  New Horizons Court
  Brentford, Middlesex TW8 9EP England
Genentech, Inc. (3)..........................................     1,605,140         9.5           8.7
  460 Point San Bruno Boulevard
  South San Francisco, California 94080
ML/MS Associates, L.P........................................     1,000,000         6.5           6.0
  c/o Sprout Group
  3000 Sand Hill Road 4-270
  Building 3, Suite 250
  Menlo Park, California 94025
Amerindo Investment Advisors Inc.............................       773,500         5.1           4.6
  One Embarcadero Center, Suite 2300
  San Francisco, California 94111
Christopher J. Burman (4)....................................        72,407           *             *
Brook H. Byers (5)...........................................        62,383           *             *
Charles C. Edwards, M.D. (6).................................        23,500           *             *
Antonio J. Grillo-Lopez, M.D. (7)............................        83,747           *             *
John Groom (8)...............................................        31,041           *             *
Nabil Hanna, Ph.D. (9).......................................       189,614         1.2           1.1
Kazuhiro Hashimoto (10)......................................       681,667         4.5           4.1
Peter Barton Hutt (11).......................................        32,500           *             *
Franklin P. Johnson, Jr. (12)................................        71,737           *             *
John P. McLaughlin (3).......................................     1,605,140         9.5           8.7
William H. Rastetter, Ph.D. (13).............................       347,044         2.2           2.0
William R. Rohn (14).........................................        86,896           *             *
The Honorable Lynn Schenk (15)...............................        24,500           *             *
All directors and executive officers as a group (16 persons)
  (3 through 15)(16).........................................     3,497,027        19.6          18.1

- ---------------

  *  Less than 1%

 (1) Percentage of beneficial ownership is calculated assuming 15,271,261 shares of Common Stock were outstanding on March 31, 1996. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options and warrants currently exercisable or exercisable within 60 days after March 31, 1996, as well as Nonvoting Convertible Preferred Stock, are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

 (2) Includes 1,440,860 shares owned by SmithKline Beecham Corporation and warrants to purchase 400,000 shares held by S.R. One Limited ("S.R. One"). SmithKline Beecham Corporation is a wholly-owned subsidiary of SmithKline Beecham and S.R. One is the venture capital subsidiary of SmithKline Beecham.

 (3) Includes Nonvoting Convertible Preferred Stock convertible into 1,605,140 shares held by Genentech. Mr. McLaughlin, a director of the Company, disclaims beneficial ownership of the Nonvoting Convertible Preferred Stock held by Genentech. Does not include 100,000 shares of Nonvoting Convertible Preferred Stock issued to Genentech in May 1996. See "Description of Capital Stock -- Preferred Stock."

 (4) Includes options to purchase 72,407 shares held by Mr. Burman.

 (5) Includes 1,747 shares beneficially owned by Kleiner Perkins Caufield & Byers IV Associates ("KPCB IV Associates"). Mr. Byers is a General Partner of Kleiner Perkins Caufield & Byers, which is the Manager of KPCB IV Associates. Pursuant to a Form 4 dated October 1995 and filed with the United States Securities and Exchange Commission on November 8, 1995, Mr. Byers, a director of the Company, disclaims beneficial ownership of such shares except to the extent of his pecuniary interest arising from his General and Limited Partner interest in KPCB IV Associates. Includes options to purchase 15,000 shares held by Mr. Byers.

 (6) Includes options to purchase 22,500 shares held by Dr. Edwards.

 (7) Includes options to purchase 79,256 shares held by Dr. Grillo-Lopez.

 (8) Includes options to purchase 31,041 shares held by Mr. Groom.

 (9) Includes options to purchase 172,744 shares held by Dr. Hanna.

(10) Includes 666,667 shares held by Zenyaku. Mr. Hashimoto, a director of the Company, disclaims beneficial ownership of such shares. Includes options to purchase 15,000 shares held by Mr. Hashimoto.

(11) Includes options to purchase 32,500 shares held by Mr. Hutt.

(12) Includes 34,303 shares beneficially owned by Asset Management Partners. Mr. Johnson, a director of the Company, is the sole General Partner of Asset Management Partners. Mr. Johnson disclaims beneficial ownership of such shares except to the extent of his pecuniary interest arising from his general partner interest in Asset Management Partners. Includes options to purchase 15,000 shares held by Mr. Johnson.

(13) Includes options to purchase 253,263 shares held by Dr. Rastetter.

(14) Includes options to purchase 77,071 shares held by Mr. Rohn.

(15) Includes options to purchase 22,500 shares held by Ms. Schenk.

(16) Includes options to purchase 961,252 shares and Nonvoting Convertible Preferred Stock exercisable into 1,605,140 shares.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, no par value ("Common Stock") and 8,000,000 shares of Preferred Stock, no par value ("Preferred Stock").

COMMON STOCK

     As of March 31, 1996, there were approximately 15,271,261 shares of Common Stock outstanding. See "Capitalization." The stock is held by 508 shareholders of record. There will be 16,771,261 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock offered hereby. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Subject to preferential rights with respect to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preemptive rights. The Common Stock has no conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. The outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of the offering will be, fully paid and nonassessable.

PREFERRED STOCK

     As of March 31, 1996, there were 229,889 shares of Preferred Stock outstanding. Pursuant to the Company's Articles of Incorporation, the Board of Directors is authorized to issue up to an aggregate of 8,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, rights and terms of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series, without any further vote or action by the shareholders. The issuance of Preferred Stock in certain circumstances may have the effect of delaying, deferring, or preventing a change in control of the Company without further actions of the shareholders. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others.

     In March 1995, the Company issued 69,375 shares of 10% Series B Nonvoting Cumulative Convertible Preferred Stock ("Series B Preferred Stock") in connection with the repurchase of all ML/MS rights in the Company's lymphoma products. Dividends on the Series B Preferred Stock accrue until March 15, 1997; thereafter, accrued dividends are payable quarterly. No dividends or other distribution will be paid or declared, other than Common Stock dividends in the Company's Common Stock, or on Series A-7 Convertible Preferred Stock which is not yet issued, unless and until accrued dividends on the Series B Preferred Stock have been paid. On March 16, 1997, the Series B Preferred Stock and accrued dividends will automatically be converted into Common Stock. Each share of Series B Preferred Stock is convertible into the number of shares of Common Stock equal to 100 divided by the higher of $3.75 or the average price of the Company's Common Stock as reported by the Nasdaq National Market for the 20 trading days ending on March 1, 1997.

     Additionally, the Company issued 100,000 shares of its Series A-1 Nonvoting Convertible Preferred Stock ("Series A-1 Preferred Stock") in April 1995, 37,521 shares of its Series A-2 Nonvoting Convertible Preferred Stock ("Series A-2 Preferred Stock") in August 1995 and 22,993 shares of its Series A-3 Nonvoting Convertible Preferred Stock ("Series A-3 Preferred Stock") in March 1996, to Genentech pursuant to the terms of a preferred stock purchase agreement. Each share of Series A-1, A-2 and A-3 Preferred Stock is convertible at any time into 10 shares of Common Stock.

     In May 1996, the Company issued 100,000 shares of its Series A-6 Nonvoting Convertible Preferred Stock ("Series A-6 Preferred Stock") to Genentech pursuant to the terms of a preferred stock purchase agreement. Each share of Series A-6 Preferred Stock is convertible into the number of shares of Common Stock equal to 75 divided by the average closing price of the Company's Common Stock as reported by the

Nasdaq National Market for the 20 trading days following the earlier of (i) FDA approval of IDEC-C2B8 or (ii) September 16, 2000.

OPTIONS

     As of March 31, 1996, options to purchase 3,147,539 shares of Common Stock and 120,000 shares were outstanding under its 1988 Employee Stock Option Plan and its 1993 Non-Employee Directors Stock Option Plan, respectively, 1,152,041 of which were exercisable in total on that date.

WARRANTS

     Under an investment agreement, the Company issued to S.R. One warrants exercisable into 400,000 shares of Common Stock. Such warrants have a seven-year term and are immediately exercisable at $12 per share. The Company has the right to require that the warrants be automatically exercised under certain conditions and the Company has notified S.R. One that it will require the exercise thereof upon effectiveness of a registration statement covering resale of the underlying shares. In connection with such exercise, S.R. One and SmithKline Beecham have agreed not to sell any of the shares of the Company held by them for a period of 90 days from the date of this offering, except that number of shares held by S.R. One that will equal $4.8 million in proceeds, which shares may be sold by S.R. One at prices equal to or greater than the price to the public in this offering. The Company expects to file the registration statement covering such resales by S.R. One shortly after completing this offering.

     The Company also has issued warrants, in connection with lease equipment arrangements, exercisable into 340,000 shares of Common Stock. Such warrants have a six-year term and are immediately exercisable at prices ranging between $2.29 and $6.22 per share. The holders of the warrants have the option to exchange their warrants, without the payment of cash or consideration, for a number of Common Shares equal to the difference between the number of shares resulting by dividing the aggregate exercise price of the warrants by the fair market value of the Common Stock on the date of exercise and the number of shares that would have been otherwise issued under the exercise.

REGISTRATION RIGHTS

     Under the terms of the 1992 Amended and Restated Registration Rights Agreement among the Company and the holders of the securities registrable thereunder (the "1992 Registrable Securities"), if the Company proposes to register any of its securities under the Act, either for its own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of shares included in such registration. Following this offering, the holders of approximately 666,667 shares of Common Stock and 400,000 shares of Common Stock issuable upon exercise of outstanding warrants, or their transferees, will be entitled to certain rights with respect to the registration of their 1992 Registrable Securities under the Securities Act. The holders of the 1992 Registrable Securities may also require the Company on not more than two occasions to file a registration statement under the Act at its expense with respect to their shares of Common Stock (and on not more than one occasion to file a registration statement under the Act at its expense with respect to shares issuable upon the exercise of certain warrants), and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. Further, certain of such holders may require the Company to file additional registration statements on Form S-3, subject to certain conditions and limitations. The holders of the 1992 Registrable Securities have waived their registration rights in connection with the offering made hereby.

     Under the terms of the 1994 Registration Rights Agreement among the Company and the holders of warrants exercisable into 340,149 shares of Common Stock (the "1994 Registrable Securities"), if the Company proposes to register any of its securities under the Act for its own account, such holders are entitled to notice of such registration and are entitled to include shares of the 1994 Registrable Securities therein. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of shares included in such registration. The holders of 1994 Registrable Securities have waived their registration rights in connection with the offering made hereby.

     Under the terms of the 1995 Registration Rights Agreement among the Company, Genentech and ML/MS, if the Company proposes to register any of its securities under the Act, either for its own account or for the account of other security holders exercising registration rights, Genentech is entitled to notice of such registration and is entitled to include 1995 Registrable Securities therein. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of shares included in such registration. Genentech has waived its piggyback registration rights in connection with the offering made hereby. Genentech may also require the Company to file a registration statement under the Act at its expense with respect to its 1995 Registrable Securities, and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. Further, after March 15, 1997 ML/MS may require the Company to file a single registration statement on Form S-3, subject to certain conditions and limitations.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is Wells Fargo Bank, N.A., Los Angeles, California.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite their respective names of such Underwriters below:

                                                                                NUMBER OF
                                       NAME                                      SHARES
                                       ----                                     ---------
    Morgan Stanley & Co. Incorporated.........................................
    Punk, Ziegel & Knoell, L.P................................................








                                                                                ---------
      Total...................................................................  1,500,000
                                                                                =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel, and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters initially propose to offer part of the shares of Common Stock offered hereby directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that
represents a concession not in excess of $          per share under the public
offering price. Any Underwriter may allow, and such dealers may reallow, a
concession not in excess of $          per share to other Underwriters or to
certain other dealers.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 225,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commission. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

     The Underwriters have informed the Company that they do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The Company and its executive officers and directors and certain shareholders of the Company have agreed not to (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise for a 90-day period after the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated, except that the Company may, without such consent, grant options or issue stock upon the exercise of outstanding stock options, pursuant to the Company's stock option plans, and issue stock upon exercise of the warrants.

     Pursuant to regulations promulgated by the Commission, market makers in the Common Stock who are Underwriters or prospective underwriters ("passive market makers") may, subject to certain limitations, make bids for or purchases of shares of Common Stock until the earlier of the time of commencement (the "Commencement Date") of offers or sales of the Common Stock contemplated by this Prospectus or the time at which a stabilizing bid for such shares is made. In general, on and after the date two business days prior to the Commencement Date
(1) such market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such stock for the two full consecutive calendar months immediately preceding the filing date of the Registration Statement of which this Prospectus forms a part, (2) such market maker may not effect transactions in, or display bids for, the Common Stock at a price that exceeds the highest bid for the Common Stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of Common Stock offered hereby are being passed upon for the Company by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Certain legal matters are being passed upon for the Underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements and schedule of IDEC Pharmaceuticals as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, have been included herein and incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     This Prospectus, which constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below.

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the following regional offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates. The Company's Common Stock is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of KPMG Peat Marwick LLP.......................................................   F-2
Consolidated Balance Sheets...........................................................   F-3
Consolidated Statements of Operations.................................................   F-4
Consolidated Statements of Shareholders' Equity.......................................   F-5
Consolidated Statements of Cash Flows.................................................   F-6
Notes to Consolidated Financial Statements............................................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
IDEC Pharmaceuticals Corporation:

     We have audited the accompanying consolidated balance sheets of IDEC Pharmaceuticals Corporation and subsidiary as of December 31, 1994 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IDEC Pharmaceuticals Corporation and subsidiary as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

San Diego, California
February 2, 1996

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                   DECEMBER 31,
                                                                -------------------    MARCH 31,
                                                                  1994       1995        1996
                                                                --------   --------   -----------
                                                                                      (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents...................................  $ 13,691   $ 18,828    $  18,524
  Securities available-for-sale (note 2)......................     6,910      5,182        7,325
  Current portion of note receivable (note 4).................       494        640          680
  Contract research revenue receivables (note 7)..............       835      1,455        2,747
  License fees receivable.....................................     --         --           4,500
  Inventories.................................................     --         --             911
  Prepaid expenses and other current assets...................       707      1,333          914
                                                                --------   --------   -----------
          Total current assets................................    22,637     27,438       35,601
Restricted marketable security (note 5).......................     1,500        750          750
Property and equipment, net (notes 3 and 5)...................    19,041     17,955       17,569
Note receivable, less current portion (note 4)................     1,889      1,249        1,060
Deposits and other............................................       427        234          226
                                                                --------   --------   -----------
                                                                $ 45,494   $ 47,626    $  55,206
                                                                ========   ========    =========
                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of notes payable (note 5)...................  $  3,676   $  3,248    $   3,392
  Trade payable -- clinical materials.........................       781        238       --
  Accounts payable............................................       653        970          514
  Accrued expenses............................................     2,293      4,280        4,220
  Deferred contract research revenue (note 7).................     2,024      --          --
                                                                --------   --------   -----------
          Total current liabilities...........................     9,427      8,736        8,126
                                                                --------   --------   -----------
Notes payable, less current portion (note 5)..................     7,386      6,598        6,385
Other long-term liabilities...................................       785      1,123        1,217
Shareholders' equity (notes 2 and 8):
  Convertible preferred stock, no par value, 8,000 shares
     authorized; issued and outstanding: 207 shares at
     December 31, 1995 and 230 share at March 31, 1996, at
     liquidation value........................................     --        14,086       19,086
  Common stock, no par value, 25,000 shares authorized; issued and outstanding: 13,728 shares and 15,061 shares at
     December 31, 1994 and 1995, respectively, and 15,271
     shares at March 31, 1996.................................    87,779     93,554       94,476
  Additional paid-in capital..................................     1,699      2,379        2,923
  Unrealized gains (losses) on securities
     available-for-sale.......................................       (14)        10            6
  Accumulated deficit.........................................   (61,568)   (78,860)     (77,013)
                                                                --------   --------   -----------
          Total shareholders' equity..........................    27,896     31,169       39,478
Commitments (notes 5, 7 and 10)...............................
                                                                --------   --------   -----------
                                                                $ 45,494   $ 47,626    $  55,206
                                                                ========   ========    =========

          See accompanying notes to consolidated financial statements.

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                               THREE MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,               MARCH 31,
                                       ----------------------------------     --------------------
                                         1993         1994         1995         1995        1996
                                       --------     --------     --------     --------     -------
                                                                                  (UNAUDITED)
Revenues (note 7):
  Contract research revenues.........  $  4,329     $  5,143     $ 12,136     $  3,347     $ 2,936
  License fees.......................     8,385        2,300       11,500        5,000       7,000
                                       --------     --------     --------     --------      ------
     Total revenues (including
       related party revenues of
       $8,583 for the year ended
       December 31, 1995 and $4,000
       and $1,523 for the three
       months ended March 31, 1995
       and 1996, respectively).......    12,714        7,443       23,636        8,347       9,936
Operating expenses:
  Research and development
     (note 7)........................    18,723       21,191       22,488        5,538       5,641
  General and administrative.........     4,262        4,768        6,112        1,655       1,854
  Acquired technology rights
     (note 8)........................     --           --          11,437       11,437       --
                                       --------     --------     --------     --------      ------
     Total operating expenses........    22,985       25,959       40,037       18,630       7,495
                                       --------     --------     --------     --------      ------
Income (loss) from operations........   (10,271)     (18,516)     (16,401)     (10,283)      2,441
                                       --------     --------     --------     --------      ------
Other income (expense):
  Interest income....................     1,553          956        1,387          319         353
  Interest expense...................      (379)        (471)      (2,278)        (460)       (947)
  Other income.......................       215        --           --           --          --
                                       --------     --------     --------     --------      ------
     Total other income (expense)....     1,389          485         (891)        (141)       (594)
                                       --------     --------     --------     --------      ------
Net income (loss)....................  $ (8,882)    $(18,031)    $(17,292)    $(10,424)    $ 1,847
                                       ========     ========     ========     ========      ======
Net income (loss) per share..........  $  (0.96)    $  (1.65)    $  (1.18)    $  (0.75)    $  0.10
                                       ========     ========     ========     ========      ======
Shares used in computing net income
  (loss) per share...................     9,265       10,931       14,650       13,937      19,121

          See accompanying notes to consolidated financial statements.

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                        CONVERTIBLE
                      PREFERRED STOCK      COMMON STOCK     ADDITIONAL      UNREALIZED GAINS                          TOTAL
                      ----------------   ----------------    PAID-IN     (LOSSES) ON SECURITIES   ACCUMULATED     SHAREHOLDERS'
                      SHARES   AMOUNT    SHARES   AMOUNT     CAPITAL       AVAILABLE-FOR-SALE       DEFICIT          EQUITY
                      ------   -------   ------   -------   ----------   ----------------------   -----------   -----------------
Balance at December
  31, 1992..........   --      $ --       9,292   $77,343     $1,099         $--                   $ (34,655)       $  43,787
Issuance of common
  stock under stock
  option plan.......   --        --         117       101      --             --                      --                  101
Issuance of common
  stock under
  employee stock
  purchase plan.....   --        --          16        68      --             --                      --                   68
Issuance of common
  stock warrants....   --        --       --        --           600          --                      --                  600
Net loss............   --        --       --        --         --             --                      (8,882)          (8,882)
                        ---    -------   ------   -------     ------         ----                   --------         --------
Balance at December
  31, 1993..........   --        --       9,425    77,512      1,699          --                     (43,537)          35,674
Issuance of common
  stock under stock
  option plan.......   --        --          24        26      --             --                      --                   26
Issuance of common
  stock under
  employee stock
  purchase plan.....   --        --          38        85      --             --                      --                   85
Issuance of common
  stock in stock
  offerings.........   --        --       4,241    10,156      --             --                      --               10,156
Change in unrealized
  gains (losses) on
  securities
  available-for-sale.  --        --       --        --         --            (14)                     --                  (14)
Net loss............   --        --       --        --         --             --                     (18,031)         (18,031)
                        ---    -------   ------   -------     ------        ----                    --------         --------
Balance at December
  31, 1994..........   --        --      13,728    87,779      1,699         (14)                    (61,568)          27,896
Issuance of common
  stock under stock
  option plans......   --        --         167       697      --             --                      --                  697
Issuance of common
  stock under
  employee stock
  purchase plan.....   --        --          63       256      --             --                                          256
Issuance of series
  A-1 and A-2
  convertible
  preferred stock
  pursuant to terms
  of a collaborative
  agreement.........    138     7,149     --        --         --             --                      --                7,149
Issuance of common
  stock and series B
  convertible
  preferred stock to
  acquire technology
  rights............     69     6,937     1,000     4,500      --             --                      --               11,437
Issuance of common
  stock for
  services..........   --        --         103       322      --             --                      --                  322
Amortization of fair
  value change in
  common stock
  warrants..........   --        --       --        --           680          --                      --                  680
Change in unrealized
  gains (losses) on
  securities
  available-for-sale.  --        --       --        --         --             24                      --                   24
Net loss............   --        --       --        --         --             --                     (17,292)         (17,292)
                        ---    -------   ------   -------     ------        ----                    --------         --------
Balance at December
  31, 1995..........    207    14,086    15,061    93,554      2,379          10                     (78,860)          31,169
Issuance of common
  stock under stock
  option plans......   --        --         150       352      --             --                      --                  352
Issuance of common
  stock under
  employee stock
  purchase plan.....   --        --          43       211      --             --                      --                  211
Issuance of series
  A-3 convertible
  preferred stock
  pursuant to terms
  of a collaborative
  agreement.........     23     5,000     --        --         --             --                      --                5,000
Issuance of common
  stock for services.  --        --          17       359      --             --                      --                  359
Amortization of fair
  value change in
  common stock
  warrants..........   --        --       --        --           544          --                      --                  544
Change in unrealized
  gains (losses) on
  securities
  available-for-sale.  --        --       --        --         --             (4)                     --                   (4)
Net income..........   --        --       --        --         --             --                       1,847            1,847
                        ---    -------   ------   -------     ------        ----                    --------         --------
Balance at March 31,
  1996 (unaudited)..    230    $19,086   15,271   $94,476     $2,923        $  6                   $ (77,013)       $  39,478
                        ===    =======   ======   =======     ======        ====                    ========         ========

          See accompanying notes to consolidated financial statements.

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                          THREE MONTHS ENDED
                                                            YEARS ENDED DECEMBER 31,          MARCH 31,
                                                         ------------------------------   ------------------
                                                           1993       1994       1995       1995      1996
                                                         --------   --------   --------   --------   -------
                                                                                             (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)....................................  $ (8,882)  $(18,031)  $(17,292)  $(10,424)  $ 1,847
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
    Depreciation and amortization......................       716      2,422      2,401        587       644
    Amortization of premiums on marketable
      securities.......................................       404      --         --         --        --
    Payments on note receivable........................       255        562        495        114       148
    Amortization of discount on trade
      payable -- clinical materials....................       305      --         --         --        --
    Gains (losses) on sales of marketable securities
      and securities available-for-sale................       (27)        (1)         5      --        --
    Acquired technology rights.........................     --         --        11,437     11,437     --
    Issuance of common stock for services..............     --         --           322        148       359
    Amortization of fair value change in common stock
      warrants.........................................     --         --           680         25       544
    Change in assets and liabilities:
      Inventories......................................     1,913      --         --         --         (911)
      License fees receivable..........................     --         --         --         --       (4,500)
      Prepaid expenses, deposits and other assets......       137       (268)      (713)    (2,040)     (864)
      Accounts payable, accrued expenses and other
         liabilities...................................     1,819       (315)     2,643        544      (423)
      Trade payable -- clinical materials..............      (175)    (3,506)      (543)     --         (238)
      Accrued unification costs........................    (2,246)     --         --         --        --
      Deferred contract research revenue...............     1,315      --        (2,024)     --        --
                                                         --------   ---------  --------   --------   --------
         Net cash provided by (used in) operating
           activities..................................    (4,466)   (19,137)    (2,589)       391    (3,394)
Cash flows from investing activities:
  Purchase of property and equipment...................   (17,523)    (1,619)    (1,315)      (178)     (258)
  Purchase of marketable securities and securities
    available-for-sale.................................   (34,116)    (6,551)    (8,218)    (1,490)   (5,977)
  Sales and maturities of marketable securities and
    securities available-for-sale......................    55,873     14,962     10,715      1,000     3,830
                                                         --------   ---------  --------   --------   --------
         Net cash provided by (used in) investing
           activities..................................     4,234      6,792      1,182       (668)   (2,405)
Cash flows from financing activities:
  Proceeds from notes payable..........................     4,616      7,500      2,500      --          779
  Payments on notes payable............................      (140)    (1,400)    (4,058)    (1,917)     (847)
  Proceeds from issuance of common stock, net..........       169     10,267        953         16       563
  Proceeds from issuance of convertible preferred
    stock, net.........................................     --         --         7,149      --        5,000
  Proceeds from issuance of common stock warrants,
    net................................................       600      --         --         --        --
                                                         --------   ---------  --------   --------   --------
         Net cash provided by (used in) financing
           activities..................................     5,245     16,367      6,544     (1,901)    5,495
Net increase (decrease) in cash and cash equivalents...     5,013      4,022      5,137     (2,178)     (304)
Cash and cash equivalents, beginning of period.........     4,656      9,669     13,691     13,691    18,828
                                                         --------   ---------  --------   --------   --------
Cash and cash equivalents, end of period...............  $  9,669   $ 13,691   $ 18,828   $ 11,513   $18,524
                                                         ========   =========  ========   ========   ========
Supplemental disclosures of cash flow information:
  Cash paid during the period for interest.............  $     51   $    466   $  1,518   $    334   $   408

          See accompanying notes to consolidated financial statements.

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (THE FINANCIAL INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

NOTE 1:  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization and Business: IDEC Pharmaceuticals Corporation (the "Company") was incorporated on July 19, 1985, under the laws of the State of California to engage in the research and development of targeted immunotherapies for cancer and autoimmune diseases.

     Principles of Consolidation: The consolidated financial statements include the financial statements of IDEC Pharmaceuticals Corporation and its wholly owned subsidiary IDEC Seiyaku. All significant intercompany balances and transactions have been eliminated in consolidation.

     Cash and Cash Equivalents: For the purposes of financial statement presentation, the Company considers all highly liquid investments in debt securities with original maturities of three months or less to be cash equivalents.

     Securities Available-for-Sale: Securities available-for-sale are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. The cost of securities sold is based on the specific identification method.

     Inventories: Inventories are stated at the lower of cost or market. Cost is determined in a manner which approximates the first-in, first-out (FIFO) method. Inventories consist of work-in process at March 31, 1996.

     Property and Equipment: Property and equipment are stated at cost. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, generally ranging from three to seven years. Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

     Fair Value of Financial Instruments: Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires that fair values be disclosed for most of the Company's financial instruments. The carrying amount of cash, cash equivalents and securities available-for-sale, note receivable, contract research revenue receivables, accounts payable, accrued expenses, trade payable -- clinical materials and notes payable are considered to be representative of their respective fair values.

     Research and Development Costs: All research and development costs are expensed in the period incurred. Clinical grant costs are fully accrued upon patient enrollment.

     Contract Research Revenues and License Fees: Contract research revenues are recognized at the time research and development activities are performed under the terms of the research contracts. Contract payments received in excess of amounts earned are classified as deferred contract research revenue. Contract research revenue earned in excess of contract payments received is classified as contract research revenue receivables. License fees include milestone payments and non-refundable fees from the sale of product rights under agreements with third parties. Revenues from milestone payments are recognized when the results or events stipulated in the agreement have been achieved.

     Income Taxes: Income taxes are accounted for under the asset and liability method where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

     Net Income (Loss) Per Share: Net income per share is computed in accordance with the treasury stock method. Net income per share is based upon the weighted average number of common shares and dilutive

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

    (THE FINANCIAL INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

common stock equivalents during the period in which they are outstanding. Common stock equivalents include outstanding stock options under the Company's stock option plans, outstanding warrants to purchase the Company's common stock and outstanding convertible preferred stock convertible into shares of the Company's common stock. Dual presentation of primary and fully diluted net income per share is not shown on the face of the statements of operations because the differences are insignificant. Computations of net loss per share use the weighted average number of common shares outstanding. Common equivalent shares from common stock options, warrants and convertible preferred stock are excluded from the computations as their effect is anti-dilutive.

     Use of Estimates: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

     Unaudited Financial Information: The financial information as of March 31, 1996 and for the three months ended March 31, 1995 and 1996 is unaudited. In the opinion of management, such information includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of results for the interim periods presented. Interim results are not necessarily indicative of results for a full year.

     New Accounting Standards: Effective January 1, 1996, the Company adopted Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement No. 123"), which does not have a material effect on the Company's consolidated financial statements. Statement No. 123 allows companies to expand the use of fair value accounting for stock compensation plans or requires companies that elect to retain the current approach for recognizing stock-based compensation expense to make annual pro forma disclosures of the Company's operating results as if they had adopted the fair value method. Management of the Company has retained the current approach for recognizing stock-based compensation will provide pro forma disclosures in the notes to the annual 1996 consolidated financial statements.

     Effective January 1, 1996, the Company adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("Statement No. 121"). Statement No. 121 requires losses from impairment to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The adoption of Statement No. 121 did not have a material effect on the Company's consolidated financial statements for the three months ended March 31, 1996.

NOTE 2:  SECURITIES AVAILABLE-FOR-SALE

     Securities available-for-sale consist of the following (tables in thousands):

                                                                DECEMBER 31, 1994
                                                --------------------------------------------------
                                                                GROSS          GROSS
                                                AMORTIZED     UNREALIZED     UNREALIZED     MARKET
                                                  COSTS         GAINS          LOSSES       VALUE
                                                ---------     ----------     ----------     ------
    Corporate securities......................   $ 2,999         $  2           $ (3)       $2,998
    Certificate of deposit....................        75           --             --            75
    U.S. government agencies..................     3,850            5            (18)        3,837
                                                 -------         ----           ----        ------
                                                 $ 6,924         $  7           $(21)       $6,910
                                                 =======         ====           ====        ======

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

    (THE FINANCIAL INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

                                                                DECEMBER 31, 1995
                                                --------------------------------------------------
                                                                GROSS          GROSS
                                                AMORTIZED     UNREALIZED     UNREALIZED     MARKET
                                                  COSTS         GAINS          LOSSES       VALUE
                                                ---------     ----------     ----------     ------
    Corporate securities......................   $ 2,828         $  1          -$-          $2,829
    U.S. government agencies..................     2,344            9          --            2,353
                                                ---------         ---        ----------     ------
                                                 $ 5,172         $ 10          -$-          $5,182
                                                 =======      ========       ========       ======

                                                                  MARCH 31, 1996
                                                --------------------------------------------------
                                                                GROSS          GROSS
                                                AMORTIZED     UNREALIZED     UNREALIZED     MARKET
                                                  COSTS         GAINS          LOSSES       VALUE
                                                ---------     ----------     ----------     ------
    Corporate securities......................   $ 6,475         $  1          -$-          $6,476
    U.S. government agencies..................       844            5          --              849
                                                 -------         ----           ----        ------
                                                 $ 7,319         $  6          -$-          $7,325
                                                 =======         ====           ====        ======

     The net unrealized holding gain (loss) on securities available-for-sale included as a separate component of shareholders' equity at December 31, 1994, 1995 and March 31, 1996 totaled $(14,000), $10,000 and $6,000, respectively. The gross realized gains on sales of securities available-for-sale for the years ended December 31, 1994, and 1995 totaled $9,000 and $4,000, respectively, and the gross realized losses for the years ended December 31, 1994 and 1995 totaled $8,000 and $9,000, respectively.

     The amortized cost and estimated fair value of securities available-for-sale by contractual maturity are shown below (table in thousands):

                                                  DECEMBER 31, 1995              MARCH 31, 1996
                                               ------------------------     ------------------------
                                               AMORTIZED     ESTIMATED      AMORTIZED     ESTIMATED
                                                 COST        FAIR VALUE       COST        FAIR VALUE
                                               ---------     ----------     ---------     ----------
    Due in one year or less..................   $ 4,672        $4,681        $ 7,319        $7,325
    Due after one year through three years...       500           501          --            --
                                                 ------        ------        -------        ------
                                                $ 5,172        $5,182        $ 7,319        $7,325
                                                 ======        ======        =======        ======

NOTE 3:  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (table in thousands):

                                                               DECEMBER 31,
                                                            -------------------     MARCH 31,
                                                             1994        1995         1996
                                                            -------     -------     ---------
    Furniture and fixtures................................  $   596     $   608      $   697
    Machinery and equipment...............................    7,506       8,153        8,349
    Leasehold improvements................................   15,205      15,639       15,612
                                                            -------     -------      -------
                                                             23,307       4,400       24,658
    Accumulated depreciation and amortization.............   (4,266)     (6,445)      (7,089)
                                                            -------     -------      -------
                                                            $19,041     $17,955      $17,569
                                                            =======     =======      =======

NOTE 4:  NOTE RECEIVABLE

     In November 1992, the Company loaned $3,200,000 to the landlord of its headquarters in San Diego, California, to assist in financing construction of leasehold improvements. The promissory note bears interest at

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

    (THE FINANCIAL INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

8.75 percent and matures in January 2000. Interest and principal payments are due monthly and are paid from the landlord's rents received from the Company (Note 10).

NOTE 5:  NOTES PAYABLE

     Notes payable consist of the following (table in thousands):

                                                                   DECEMBER 31,
                                                                -------------------     MARCH 31,
                                                                 1994        1995         1996
                                                                -------     -------     ---------
17.74% notes, due in monthly installments, with a final
  payment of $1,125 due at maturity in 1998, secured by
  equipment, lease deed of trust, and a patent and trademark
  collateral assignment.......................................  $ 7,357     $ 5,758      $ 5,363
17.53% note, due in monthly installments, with a final payment of $375 due at maturity in 1999, secured by equipment, lease deed of trust, and a patent and trademark collateral
  assignment..................................................    --          2,245        2,128
10.39% note, due in monthly installments, maturing 1995,
  secured by equipment........................................      257       --           --
10.18% note, due in monthly installments, maturing 1997,
  secured by equipment........................................    2,048       1,413        1,244
10.17% note, due in monthly installments, maturing 1995,
  secured by equipment........................................      886       --           --
9.32% note, due in monthly installments, maturing 1997,
  secured by equipment........................................    --          --             749
9.92% note, due in monthly installments, maturing 1997,
  secured by equipment........................................      192         130          114
Other notes, due in monthly installments, maturing thru 1997,
  secured by equipment........................................      322         300          179
                                                                -------     -------      -------
                                                                 11,062       9,846        9,777
Current portion...............................................   (3,676)     (3,248)      (3,392)
                                                                -------     -------      -------
                                                                $ 7,386     $ 6,598      $ 6,385
                                                                =======     =======      =======

     In December 1995, the Company entered into a $1,500,000 lease financing agreement to finance equipment. As of March 31, 1996 and December 31, 1995, the unfunded borrowing capacity under this agreement was $712,000 and $1,500,000, respectively, and is available until July 1, 1996, at an interest rate equal to
9.15 percent adjusted for changes in the three-year Treasury Notes at the date of funding.

     The Company provided additional security for $2,240,000, $1,543,000 and $1,358,000 of the notes payable at December 31, 1994, 1995 and March 31, 1996, respectively, with a $1,500,000 irrevocable standby letter of credit at December 31, 1994 and a $750,000 irrevocable standby letter of credit at December 31, 1995 and March 31, 1996, that renews annually with a final expiration in 1999. During 1994, the Company pledged as collateral a marketable security to secure the irrevocable standby letter of credit. The restricted marketable security is stated at cost, which approximates market.

     Certain notes payable contain financial covenants, including restrictions on incurring certain additional indebtedness, working capital and a requirement for maintaining minimum aggregated cash, cash equivalents and securities available-for-sale balances of $12,000,000. At March 31, 1996 and December 31, 1995, the Company was in compliance with all covenants.

     The aggregate maturities of notes payable for each of the five years subsequent to December 31, 1995, are as follows: 1996, $3,248,000; 1997, $3,404,000; 1998, $2,754,000; and 1999, $440,000.

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

    (THE FINANCIAL INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

NOTE 6:  401(K) EMPLOYEE SAVINGS PLAN

     The Company has a qualified 401(k) Employee Savings Plan ("401(k) Plan"), available to substantially all employees over the age of 21. The Company may make discretionary contributions to the 401(k) Plan, which vest immediately. There were no discretionary contributions for the years ended December 31, 1993, 1994, 1995 and the three months ended March 31, 1996.

NOTE 7:  RESEARCH AND DEVELOPMENT

     In December 1995, the Company and Eisai Co. Ltd. ("Eisai") entered into a collaborative development agreement and a license agreement aimed at the development and commercialization of humanized and PRIMATIZED anti-gp39 antibodies. Under the terms of these agreements, Eisai may provide up to $37,500,000 in milestone payments and support for research and development. Eisai will receive exclusive rights in Asia and Europe to develop and market resulting products emerging from the collaboration, with the Company receiving royalties on eventual product sales by Eisai. Eisai may terminate these agreements based on a reasonable determination that the products do not justify continued development or marketing. Included in contract research revenues for the year ended December 31, 1995 and for the three months ended March 31, 1996 is $2,500,000 and $1,375,000, respectively, to fund product development, which approximates the research and development costs incurred under the program. Included in license fees for the year ended December 31, 1995, is $2,000,000 earned under these agreements.

     In December 1994, the Company and Seikagaku Corporation ("Seikagaku") entered into a collaborative development agreement and a license agreement aimed at the development and commercialization of a PRIMATIZED anti-CD23 antibody. Under the terms of these agreements, Seikagaku may provide up to $26,000,000 in milestone payments and support for research and development. The Company and Seikagaku will share co-exclusive, worldwide rights to all products emerging from the collaboration, with the Company receiving royalties on eventual product sales by Seikagaku. Seikagaku may terminate these agreements based on a reasonable determination that the products do not justify continued development or marketing. Included in contract research revenues for the year ended December 31, 1995 and the three months ended March 31, 1996 is $2,500,000 and $875,000, respectively, to fund product development, which approximates the research and development costs incurred under the program. Included in license fees for the year ended December 31, 1995 and the three months ended March 31, 1996, is $1,000,000 earned under these agreements for each of the respective periods.

     In November 1993, the Company entered into a collaborative research and development agreement and a license agreement with Mitsubishi Chemical Corporation ("Mitsubishi Chemical"), for the development of a PRIMATIZED anti-B7 antibody. Under the terms of the collaboration, Mitsubishi may provide up to $12,000,000 in milestone payments and support for research and development. The Company will be reimbursed for its research efforts, receive milestone payments, retain certain marketing rights and receive royalties on sales of any products commercialized by Mitsubishi Chemical. Mitsubishi Chemical may terminate this agreement if certain development objectives are not attained. Included in contract research revenues for the years ended December 31, 1994, 1995 and the three months ended March 31, 1996 is $1,500,000, $2,047,000 and $500,000, respectively, to fund product development, which approximates the research and development costs incurred under the program. Included in license fees are milestone and licensing payments of $385,000, $300,000 and $1,000,000 for the years ended December 31, 1993, 1994 and 1995, respectively, earned under these agreements.

     In October 1992, the Company and SmithKline Beecham p.1.c. ("SmithKline Beecham") entered into a collaborative research and license agreement aimed at the development and commercialization of therapeutic products based on the Company's PRIMATIZED anti-CD4 antibodies. Under the terms of the agreement,

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

    (THE FINANCIAL INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

the Company will receive aggregate payments that have the potential of reaching in excess of $60,000,000, subject to the attainment of certain milestones. The Company will receive funding for anti-CD4 related research and development programs, royalties and a share of co-promotion profits (in North America) on sales of products which may be commercialized as a result of the agreement. SmithKline Beecham may terminate this agreement based on a reasonable determination that the products do not justify continued development or marketing. Included in contract research revenues for the years ended December 31, 1993, 1994 and 1995 is $3,700,000, $3,201,000 and $3,488,000, respectively, to fund product development, which approximates the research and development costs incurred under the program. Included in license fees are milestone and licensing payments of $8,000,000, and $2,000,000, for the years ended December 31, 1993 and 1994, respectively, earned under the agreement.

     The Company performed research under certain other contracts and, accordingly, realized revenues and recognized expenses in the accompanying consolidated statements of operations.

     Related Party Arrangements: In March 1995, the Company and Genentech, Inc. ("Genentech") entered into a collaborative agreement for the clinical development and commercialization of the Company's anti-CD20 monoclonal antibody, IDEC-C2B8, for the treatment of non-Hodgkin's B-cell lymphomas. In February 1996, Genentech exercised its option to extend its collaboration with the Company to include two radioconjugates, IDEC-Y2B8 and IDEC-In2B8, also for the treatment of B-cell lymphomas. Concurrent with the collaborative agreement the Company and Genentech also entered into an expression technology license agreement for a proprietary gene expression technology developed by the Company and a preferred stock purchase agreement providing for certain equity investments in the Company by Genentech, see Note 8. Under the terms of these agreements, the Company may receive payments totaling $57,000,000, subject to the attainment of certain milestones. In addition, the Company and Genentech will co-promote IDEC-C2B8 in the United States and the Company and Genentech or its sublicensee will co-promote IDEC-C2B8 in Canada, with the Company receiving a share of profits. Under the terms of separate agreements with Genentech, commercialization of IDEC-C2B8 outside the United States will be the responsibility of F. Hoffmann-La Roche Ltd, one of the world's largest pharmaceuticals firms, except in Japan where Zenyaku Kogyo Co., Ltd will be responsible for development, marketing and sales. The Company will receive royalties on sales outside the U.S. and Canada. Additionally, the Company will receive royalties on sales of Genentech products manufactured using the Company's proprietary gene expression system. Genentech may terminate this agreement for any reason beginning on the date of availability of data from the first Phase III clinical trial of IDEC-C2B8. Included in contract research revenues for year ended December 31, 1995 is $1,083,000 to fund specific product development, which approximates the research and development costs incurred for the services provided. Included in license fees are payments of $5,500,000, and $1,500,000, for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively, earned under the agreement.

     In June 1991, the Company and Zenyaku Kogyo Co., Ltd. ("Zenyaku") entered into a product rights agreement and a stock purchase agreement under which the Company granted Zenyaku a license to manufacture, use and sell certain products for cancer and autoimmune therapeutic applications. In November 1995, the Company and Zenyaku terminated the product rights agreement and concurrently the Company, Zenyaku and Genentech entered into a joint development, supply and license agreement where Zenyaku received exclusive rights to develop, market and sell IDEC-C2B8 in Japan which resulted in the Company recognizing $2,000,000 in license fees from Zenyaku for the year ended December 31, 1996. Included in contract research revenues for the three months ended March 31, 1996 is $23,000 to fund specific product development, which approximates the research and development costs incurred for the services provided.

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

    (THE FINANCIAL INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

NOTE 8:  SHAREHOLDERS' EQUITY

     Convertible Preferred stock: In March 1995, the Company entered into an agreement to issue 1,000,000 shares of its common stock and 69,000 shares of 10 percent Series B Nonvoting Cumulative Convertible Preferred Stock ("Series B Preferred Stock") for the repurchase of all Merrill Lynch/Morgan Stanley, L.P. ("ML/MS") rights in the Company's lymphoma products. The stock issuances resulted in a non-cash charge to operating expenses of $11,437,000, representing the purchase of the acquired technology rights. The Series B Preferred Stock is recorded on the balance sheet at its liquidation preference of $100 per share. Dividends shall accrue until March 15, 1997, thereafter, accrued dividends shall be payable quarterly. No dividends or other distribution shall be paid or declared, other than common stock dividends on the Company's common stock, or on Series A-7 Convertible Preferred Stock which is not yet issued, unless and until accrued dividends on the Series B Preferred Stock have been paid. On March 16, 1997, the Series B Preferred Stock and accrued dividends will automatically be converted into common stock. Cumulative dividends in arrears at March 31, 1996 totaled $724,000 or $10.49 per share. Each share of Series B Preferred Stock is convertible into the number of shares of common stock as equals 100 divided by the higher of $3.75 or the average closing price of the Company's common stock as reported by the Nasdaq National Market for the 20 trading days ending on March 1, 1997.

     Additionally, the Company issued 100,000 shares of its Series A-1 Nonvoting Convertible Preferred Stock ("Series A-1 Preferred Stock") in April 1995, 38,000 shares of its Series A-2 Nonvoting Convertible Preferred Stock ("Series A-2 Preferred Stock") in August 1995 and 23,000 shares of its Series A-3 Nonvoting Convertible Preferred Stock ("Series A-3 Preferred Stock") in March 1996, to Genentech pursuant to the terms of a preferred stock purchase agreement. The preferred stock purchase agreement was entered into concurrently with a collaboration agreement as described in Note 7. The Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock are recorded on the balance sheet at their liquidation preference per share of $50, $67 and $217, respectively, net of issuance costs. Each share of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock is convertible at any time into ten shares of common stock.

     Common stock: In March 1995, the Company issued 1,000,000 shares of its common stock for the repurchase of all ML/MS rights in the Company's lymphoma products, see convertible preferred stock above. In May 1994, the shareholders approved an increase in the number of authorized common shares to 25,000,000 shares. In June 1994, the Company completed a public offering of 2,800,000 shares of its common stock resulting in net proceeds of $6,821,000. In December 1994, the Company issued 1,441,000 shares of its common stock pursuant to the terms of a collaborative research and license agreement with SmithKline Beecham resulting in net proceeds of $3,335,000.

     Stock Option Plans:  The Company has two active stock option plans.

     The 1988 Employee Stock Option Plan (the "Option Plan") was approved by the shareholders in 1988 and was amended in 1992, 1993, 1994 and 1995. Under the Option Plan, options for the purchase of the Company's common stock may be granted to key employees (including officers), directors and outside consultants. Options may be designated as incentive stock options or as nonqualified stock options and generally vest over four years, except under a provision of the plan which allows them to accelerate their vesting under certain conditions. Options under the Option Plan, which have a term of up to ten years, are exercisable at a price per share not less than the fair market value (85 percent of fair market value for nonqualified options) on the date of grant. The aggregate number of shares authorized for issuance under the Option Plan is 3,480,000. At March 31, 1996, 1,029,000 options were vested and exercisable.

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

    (THE FINANCIAL INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

     In September 1993, the Company adopted the 1993 Non-Employee Directors Stock Option Plan (the "Directors Plan"), which was approved by the shareholders in May 1994 and was amended in 1995. A total of 250,000 shares of common stock are reserved for issuance to individuals who serve as non-employee members of the Board of Directors. Options under the Directors Plan, which have a term of up to ten years, are exercisable at a price per share not less than the fair market value on the date or grant and vest over four years. At March 31, 1996 and December 31, 1995, 50,000 and 25,000 options, respectively, were vested and exercisable.

     The following table summarizes the activity under the Company's option plans during 1995, 1994 and 1993 (table in thousands, except per share amounts):

                                                DIRECTORS PLAN                 OPTION PLAN
                                          --------------------------    --------------------------
                                          SHARES          PRICE         SHARES          PRICE
                                          ------     ---------------    ------     ---------------
    Outstanding at December 31, 1992....     --      $            --     1,489     $ 0.88 to 18.25
    Granted.............................     --                   --       487       4.25 to  7.50
    Exercised...........................     --                   --      (117)      3.75 to  7.75
    Cancelled...........................     --                   --      (128)      0.88 to 18.25
                                            ---       --------------    ------      --------------
    Outstanding at December 31, 1993....     --                   --     1,731       0.88 to 18.25
    Granted.............................     35                 5.63     2,052       2.50 to  6.19
    Exercised...........................     --                   --       (24)      0.88 to  2.56
    Cancelled...........................     --                   --    (1,413)      0.88 to 18.25
                                            ---       --------------    ------      --------------
    Outstanding at December 31, 1994....     35                 5.63     2,346       0.88 to  7.75
    Granted.............................     70        2.38 to  4.38       311       2.56 to 12.38
    Exercised...........................    (10)                5.63      (157)      0.88 to  7.75
    Cancelled...........................    (10)                2.38       (33)      1.50 to  7.75
                                            ---       --------------    ------      --------------
    Outstanding at December 31, 1995....     85        2.38 to  5.63     2,467     $ 0.88 to 12.38
    Granted.............................     35                19.13     1,003               20.13
    Exercised...........................     --                   --      (150)      0.88 to  5.75
    Cancelled...........................     --                   --      (172)      2.50 to 20.13
                                            ---       --------------    ------      --------------
    Outstanding at March 31, 1996.......    120      $ 2.38 to 19.13     3,148     $ 0.88 to 20.13
                                            ===       ==============    ======      ==============

     Employee Stock Purchase Plan: In May 1993, the shareholders adopted the Company's Employee Stock Purchase Plan (the "Purchase Plan"), which was amended in 1995. A total of 345,000 shares of common stock are reserved for issuance. For the years ended December 31, 1993, 1994, 1995 and the three months ended March 31, 1996, 16,000, 38,000, 63,000 and 43,000 shares, respectively, were issued under the Purchase Plan.

     Stock Warrants: Under an investment agreement and in part subject to the Company's accomplishment of certain research and development objectives, SR One Limited, SmithKline Beecham's venture capital subsidiary, purchased 200,000 common stock warrants in each of 1992 and 1993 for $566,000 and $600,000, respectively, net of issuance costs, which was recorded as additional paid-in capital. Such warrants have a seven-year term and are exercisable at $12 per share. The warrants are immediately exercisable and the Company has the right to require that the warrants be automatically exercised if the closing price of the Company's stock exceeds $15 per share for 90 consecutive trading days.

     In December 1994 and August 1995, concurrent with the completion of a debt financing, the Company issued warrants for the purchase of 294,000 and 46,000 shares, respectively, of common stock. Such warrants

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

    (THE FINANCIAL INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

have a six-year term and are immediately exercisable at prices ranging between $2.29 and $6.22 per share. The holders of the warrants have the option to exchange their warrants, without the payment of cash or consideration, for a number of common shares equal to the difference between the number of shares resulting by dividing the aggregate exercise price of the warrants by the fair market value of the common stock on the date of exercise and the number of shares that would have been otherwise issued under the exercise. The excess, if any, of the fair market value of the warrants on each measurement date over the exercise price is amortized over the remaining periods of the related debt as a non-cash charge to interest expense.

     At March 31, 1996, 740,000 warrants to purchase common stock were outstanding.

NOTE 9:  INCOME TAXES

     The following table summarizes the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994 and 1995 (table in thousands):

                                                                       1994         1995
                                                                     --------     --------
    Deferred tax assets:
      Accrued expenses.............................................  $    253     $    253
      Deferred rent expense........................................       451          270
      Deferred contract research revenue...........................        --          812
      Acquired technology rights...................................     4,591           --
      Capitalized state research and experimentation costs.........     1,883        1,655
      Research and experimentation credit..........................     3,907        3,283
      Net operating loss carryforwards.............................    22,938       20,566
      Other........................................................       541          253
                                                                     --------     --------
         Total gross deferred tax assets...........................    34,564       27,092
      Valuation allowance..........................................   (34,564)     (26,912)
                                                                     --------     --------
         Net deferred tax assets...................................        --          180
    Deferred tax liabilities:
      Property and equipment, principally due to difference in
         depreciation..............................................        --         (180)
                                                                     --------     --------
         Total gross deferred tax liabilities......................        --         (180)
                                                                     --------     --------
    Net deferred taxes.............................................  $     --     $     --
                                                                     ========     ========

     In 1995, the Company recognized an increase in the valuation allowance of $7,652,000.

     As of December 31, 1995, the Company had net operating loss and research and experimentation tax credit carryforwards for Federal income tax purposes of approximately $61,821,000 and $2,804,000, respectively, which expire between 1999 and 2010.

     Net operating loss carryforwards and research and experimentation tax credit carryforwards as of December 31, 1995 for state income tax purposes are approximately $20,638,000 and $1,102,000, respectively. The net operating loss carryforwards expire between 1996 and 2000 and the research and experimentation tax credit carryforwards expire between 2004 and 2010.

     The utilization of net operating losses and tax credits incurred prior to the Company's initial public offering in 1991, may be subject to an annual limitation under the Internal Revenue Code, due to a cumulative

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

    (THE FINANCIAL INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

change in ownership of more than 50 percent. However, the Company believes that such limitations will not have a material impact upon the utilization of such net operating loss carryforwards.

NOTE 10:  COMMITMENTS

     Lease Commitments: In July 1992, the Company entered into a 15-year operating lease for its headquarters, which commenced in 1993. The Company has the option to extend the term of the lease for two additional periods of five years each. In addition to the monthly lease payments, the lease agreement provides for the Company to pay all operating costs associated with the facility. The lease agreement provides for scheduled rental increases; accordingly lease expense is recognized on a straight-line basis over the term of the lease. In connection with the lease agreement, the Company loaned $3,200,000 to the landlord (Note 4). The Company also leases laboratory and office equipment and another facility under several noncancellable operating leases expiring at various dates through 1997.

     Future minimum lease payments under all operating leases as of December 31, 1995, are as follows (table in thousands):

        1996...............................................................  $ 3,299
        1997...............................................................    3,245
        1998...............................................................    2,757
        1999...............................................................    2,867
        2000...............................................................    2,982
        2001 and thereafter................................................   24,233
                                                                             -------
                                                                              39,383
        Sublease income....................................................   (1,498)
                                                                             -------
        Total minimum lease payments.......................................  $37,885
                                                                             =======

     Lease expense under all operating leases totaled $2,305,000, $3,076,000, $3,097,000 and $797,158 for the years ended December 31, 1993, 1994, 1995, and the three months ended March 31, 1996, respectively.

     License Agreements: In connection with its research and development efforts, the Company has entered into various license agreements with unrelated parties which provide the Company with rights to develop, produce and market products using certain know-how, technology and patent rights maintained by the parties. Terms of the various license agreements require the Company to pay royalties from future sales, if any, on specified products using the resulting technology. As of December 31, 1995, such royalties have not commenced on the aforementioned license agreements.

                                     [LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates, except for the registration fee and the NASD filing fee.

    Registration fee..........................................................  $ 17,176
    Listing fee...............................................................    17,500
    NASD fee..................................................................     5,481
    Blue sky fees and expenses................................................    10,000
    Printing and engraving expenses...........................................    60,000
    Legal fees and expenses...................................................   100,000
    Accounting fees and expenses..............................................    50,000
    Transfer agent and registrar fees.........................................     5,000
    Miscellaneous expenses....................................................     9,843
                                                                                --------
              Total...........................................................  $275,000
                                                                                ========

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     (i) Section 317 of the California General Corporation Law provides for the indemnification to officers and directors of the Company and the Subsidiary against expenses, judgments, fines and amounts paid in settlement under certain conditions and subject to certain limitations.

     (ii) Article V, Section 7 of the Bylaws of the Company provides that the Company shall have power to indemnify any person who is or was an agent of the Company as provided in Section 317 of the California General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or officer in defending a civil or criminal action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Company (or was serving at the Company's request as a director or officer of another corporation) shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company as authorized by the relevant section of the California General Corporation Law.

     (iii) Article IV of the Company's Amended and Restated Articles of Incorporation ("Restated Articles") provides that the liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent permissible under California law. Accordingly, a director will not be liable for monetary damages for breach of duty to the Company or its shareholders in any action brought by or in the right of the Company. However, a director remains liable to the extent required by law (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Company or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, (vi) for any act or omission occurring prior to the date when the exculpation provision became effective and (vii) for any act or omission as an officer, notwithstanding that the officer is also a director or that his or her actions, if negligent or improper, have been ratified by the directors. The effect of the provisions in the Restated Articles is to eliminate the rights of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of duty as a director, including breaches resulting from negligent behavior in the context of transactions involving a change of control of the Company or otherwise, except in the situations described in clauses (i) through (vii) above. These provisions will not alter the liability of directors under federal securities laws.

     (iv) Pursuant to authorization provided under the Restated Articles, the Company has entered into indemnification agreements with each of its present and certain of its former directors. The Company has also entered into similar agreements with certain of the Company's executive officers who are not directors. Generally, the indemnification agreements attempt to provide the maximum protection permitted by California law as it may be amended from time to time. Moreover, the indemnification agreements provide for certain additional indemnification. Under such additional indemnification provisions, however, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Company (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses), for settlements not approved by the Company or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide for the Company to advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. In order to receive an advance of expenses, the individual must submit to the Company copies of invoices presented to him or her for such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification. The Company's Bylaws contain a provision of similar effect relating to advancement of expenses to a director or officer, subject to an undertaking to repay if it is ultimately determined that indemnification is unavailable.

     (v) The Underwriting Agreement (Exhibit 1.1 hereto) contains provisions by which the Underwriters have agreed to indemnify the Company, each person, if any, who controls the Company within the meaning of Section 15 of the Act, each director of the Company, and each officer of the Company who signs this Registration Statement, with respect to information furnished in writing by or on behalf of the Underwriters for use in the Registration Statement.

     (vi) There is directors and officers liability insurance now in effect which insures directors and officers of the Company. The policy expires on July 22, 1996 and provides limits of $5,000,000 per policy year. The policy covers 75% of loss as defined in the policy up to $5,000,000 and in excess of a self-insured retention of claims against the Company of $250,000 and with no retention against individual directors and officers. Under the policy, the directors and officers are insured against loss arising from claims made against them due to wrongful acts while acting in their individual and collective capacities as directors and officers, subject to certain exclusions. The policy also insures the Company against loss as to which its directors and officers are entitled to indemnification.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     Exhibits.

EXHIBIT
NUMBER
- ------
* 1.1    Form of Underwriting Agreement.
* 5.1    Opinion of Brobeck, Phleger & Harrison, LLP with respect to the Common Stock being registered.
*23.1    Consent of Brobeck, Phleger & Harrison, LLP (contained in their opinion filed as
         Exhibit 5.1).
 23.2    Independent Auditors' Consent, KPMG Peat Marwick LLP.
*24.1    Power of Attorney.

- ---------------

* Incorporated by reference to the same numbered exhibit to the Registration Statement on Form S-3 (No. 333-4424) filed with the Commission on May 3, 1996.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described in Item 15, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 6th day of June, 1996.


                                          IDEC PHARMACEUTICALS CORPORATION


                                          By: /s/      WILLIAM H. RASTETTER


                                            ------------------------------------
                                                   William H. Rastetter

                                              Chairman, President and Chief
                                                    Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                 SIGNATURE                                    TITLE                       DATE
- -------------------------------------------  ---------------------------------------  -------------
                     *                           Chairman, President, and Chief        June 6, 1996
- -------------------------------------------  Executive Officer (Principal Executive
          (William H. Rastetter)                            Officer)
                     *                         Vice President, and Chief Financial     June 6, 1996
- -------------------------------------------     Officer (Principal Financial and
          (Phillip M. Schneider)                       Accounting Officer)
                                                            Director                         , 1996
- -------------------------------------------
        (Charles C. Edwards, M.D.)
                     *                                      Director                   June 6, 1996
- -------------------------------------------
               (John Groom)
                     *                                      Director                   June 6, 1996
- -------------------------------------------
           (Kazuhiro Hashimoto)
                     *                                      Director                   June 6, 1996
- -------------------------------------------
            (Peter Barton Hutt)
                     *                                      Director                   June 6, 1996
- -------------------------------------------
        (Franklin P. Johnson, Jr.)
                     *                                      Director                   June 6, 1996
- -------------------------------------------
           (John P. McLaughlin)
                                                            Director                         , 1996
- -------------------------------------------
               (Lynn Schenk)

         * /s/  WILLIAM H. RASTETTER
- -------------------------------------------
           William H. Rastetter
             Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                  DESCRIPTION                                      PAGE
- ------   -------------------------------------------------------------------------   ------------
* 1.1    Form of Underwriting Agreement.
* 5.1    Opinion of Brobeck, Phleger & Harrison, LLP with respect to the Common
         Stock being registered.
*23.1    Consent of Brobeck, Phleger & Harrison, LLP (contained in their opinion filed as Exhibit 5.1).
 23.2    Independent Auditors' Consent, KPMG Peat Marwick LLP.
*24.1    Power of Attorney.


- ---------------

* Incorporated by reference to the same numbered exhibit to the Registration Statement on Form S-3 (No. 333-4424) filed with the Commission on May 3, 1996.